
11007595


GranTierra
energy inc.



17

EXPLORATION
WELLS BUDGETED
IN 2011



La Vega Este-1
Rumiyaco-1
Taruka-1
San Angel-1
Canangucho-1
Turpial-1
Block 142-2
Pacayaco
Stratigraphic-2
Block 142-1
Stratigraphic-1
Block 129
Pichico-1
Melero-1
Kanatari-1
Block 155
Exploration-1



Gran Tierra Energy was formed to capitalize on the expertise, experience and strategic relationships of the management team to build substantial value and a record of success in South America. Our mission is to create value, sensibly and aggressively, in oil and gas exploration and production.

highlights

2010

TOTAL REVENUE & INTEREST

$375MM

Revenue and interest increased by 42% to $374.5 million compared with $263.7 million in 2009. This increase was primarily a result of a 13% increase in crude oil production from the continued development of the Costayaco field in the Chaza Block in Colombia combined with a 25% increase in crude oil prices.



TOTAL REVENUE AND INTEREST
($millions)
375
380
342
304
266
228
190
152
114
76
38
0
07
08
09
10

INCOME

$37MM

Net income was $37.2 million compared with net income of $13.9 million for the same period in 2009. The 42% increase in revenue and other income was partially offset by an increase in operating expenses, general and administrative expenses, depletion, depreciation and accretion expense, and income tax expense.



INCOME
($millions)
37
40
35
30
25
20
15
10
5
0
-5
-10
07
08
09
10

CASH FROM OPERATIONS

$204MM

Cash from operations increased to $203.8 million compared with $165.5 million from Gran Tierra Energy's 2009 operations. The Company ended 2010 with cash and cash equivalents of $355.4 million compared with $270.8 million in 2009. Gran Tierra Energy remains debt free.



CASH FROM OPERATIONS
($millions)
204
210
189
168
147
126
105
84
63
42
21
0
07
08
09
10

	2010 MILLIONS OF $U.S.	2009 MILLIONS OF $U.S	% CHANGE
Consolidated results of operations			
Oil and natural gas sales	$373.3	$262.6	42
Interest	1.2	1.1	8
Total revenue	**374.5**	**263.7**	**42**
Operating expenses	59.4	40.8	46
Depletion, depreciation, accretion and impairment	163.6	135.9	20
General and administrative expenses	40.2	28.8	40
Foreign exchange loss	16.8	19.8	(15)
Other	0.0	0.2	(123)
Total expenses	**280.1**	**225.4**	**24**
Income before income taxes	94.4	38.3	147
Income taxes	(57.2)	(24.4)	135
Net income	$37.2	$13.9	167
Consolidated statements of cash flow			
Net cash provided by operating activities	$203.8	$165.5	23
Net cash provided by (used in) investing activities	(143.9)	(76.4)	88
Net cash provided by financing activities	24.8	4.9	402
Net increase in cash and cash equivalents	$84.6	$94.0	94
Consolidated balance sheets			
Cash and cash equivalents	$355.4	$270.8	31
Other current assets	62.7	$50.0	26
Total oil and gas properties	721.2	709.6	2
Other long-term assets	109.9	113.5	(3)
Total assets	**1,249.3**	**1,143.8**	**9**
Current liabilities	152.3	105.6	44
Deferred tax liability—long-term	205.6	217.5	(5)
Other long-term liabilities	4.5	4.3	5
Total liabilities	**362.4**	**327.4**	**11**
Total shareholders' equity	**886.9**	**816.4**	**9**
Total liabilities and shareholders' equity	**$1,249.3**	**$1,143.8**	**9**
Production (net of royalties)			
Oil and natural gas liquids (BO)	5,228,554	4,621,546	13
Natural gas (mcf)	268,776	49,028	448
Total production (boe) *,**	**5,273,350**	**4,629,717**	**14**

* Gas volumes are converted to barrels of oil equivalent ("boe") at the rate of six thousand cubic feet ("mcf") of gas per barrel of oil based upon the approximate relative values of natural gas and oil. Natural gas liquid ("NGL") volumes are converted to boe on a one-to-one basis with oil.
** Production represents production volumes adjusted for inventory changes.

overview

2010

EXPLORATION BLOCKS

15.7MM gross acres


EXPLORATION BLOCKS
33
06
07
08
09
10

PROVED RESERVES

23.6MM BO NAR


PROVED RESERVES
(millions BO)
23.6
06
07
08
09
10

PRODUCTION

14,325 BOPD NAR


PRODUCTION
(BOPD)
14,325
06
07
08
09
10


EXPLORATION & DEVELOPMENT ($MILLIONS)
PRODUCTION (BOPD NAR)
$105
13,547
$23
Peru
Brazil
$12
$35
778
Argentina

2010 CAPITAL PROGRAM **total $177** MILLION*

Gran Tierra Energy's focus for 2010 was to continue the development of the Costayaco field in Colombia, increase our land position in Peru, workover and sidetrack operations in Argentina and gain a position in the Recôncavo Basin, Brazil. Exploration success continued in Colombia with the discovery and further delineation of the Moqueta field in the Putumayo Basin.

PRODUCTION **total 14,325** BOPD NAR

In 2010, average production was 14,325 BOPD NAR. Approximately 13,500 BOPD NAR production from Colombia and approximately 800 BOPD NAR production from Argentina. The Company anticipates that production will increase to between 17,500 to 19,000 boepd NAR for the balance of 2011, excluding exploration success.

*Includes $2 million in corporate capital.


exploration


136 MMBO
net risked resource potential

With the addition of our new oil discovery in the Moqueta field and our Costayaco field fully developed, Gran Tierra Energy is continuing to focus on growing reserves through exploration. The Company will again be undertaking our largest capital program in company history with a planned capital budget of $355 million. This program includes a variety of exploration and development opportunities in Colombia, Brazil and Argentina, along with exploration opportunities in Peru.

strategy

$355MM

2011 capital program

CASH ON HAND

$355MM

Gran Tierra Energy's balance sheet improved dramatically through the year; at year-end, we reported cash and cash equivalents of $355 million and no debt. Our cash position, together with cash flows from operations are expected to provide us with sufficient liquidity to fund our planned 2011 capital program and acquire new blocks for exploration.

CASH FROM OPERATIONS

$204MM

2010

The combination of a strong balance sheet, cash on hand, and cash flow from operations leaves us well capitalized to fund further exploration and development activities.

EXPLORATION/RISK REWARD

136MM

BO net risked prospective resource

We plan to continue to explore prospective oil and gas assets to find commercial reserves and grow production to generate higher cash flow for future investment and growth.

NET RISKED PROSPECTIVE RESOURCE POTENTIAL (MMBO)


120
100
80
60
40
20
0
15
105
16
Colombia
Average
1 in 3 chance
of success
Peru
Average
1 in 10 chance
of success
Brazil
Average
4 in 10 chance
of success

GTE TOTAL PROVED, PROBABLE + POSSIBLE (PPP) RESERVES (MMBO) NAR ○ PLANNED PRODUCTION (BOEPD NAR) 96% LIGHT OIL



Colombia
Peru
Brazil***
Argentina
43.6†
~15,000
500–1,000
3.8†
2,000–3,000

TARGET **17,500–19,000** BOEPD IN 2011

- 5 delineation wells, 4 development wells, and 10 exploration wells providing near term oil growth potential
- 3 exploration wells high-risk high-reward oil exploration
- *** 4 exploration and 2 development wells providing near term oil growth potential
- 8 development wells to grow oil production

† 3P amounts do not include 35MMBOE NAR from Petrolifera acquisition.

$355MM

2011 capital program*



COLOMBIA
$175MM
BRAZIL
$55MM
PERU
$70MM
ARGENTINA
$55MM

*Capital program includes delineation, development and exploration drilling, facilities and seismic acquisition.

BASIN*	BLOCK	WELL	1/2 2011	2/2 2011	RISKED RESOURCE POTENTIAL
P	Chaza	Pacayaco	•		
P	Chaza	Canangucho-1	•		
P	Piedemonte Sur	Taruka-1	•		
P	Rumiyaco	Rumiyaco-1	•		
P	Azar	La Vega Este-1		•	
P	Putumayo-10	Stratigraphic		•	
P	Piedemonte Norte	Stratigraphic		•	
MM	Turpial	Turpial-1		•	
LM	Magdalena	San Angel-1	•		
L	Garibay	Melero-1	•		
R	Block 129	1 well		•	
R	Block 142	1 well		•	
R	Block 142	1 well		•	
R	Block 155	1 well		•	
M	Block 128	Kanatari-1	•		
M	Block 122	Pichico-1		•	
M	Block 95	Exploration-1		•	
NO	Palmar Largo	PL-10ST		•	
NO	Surubi	Proa-2		•	
NE	Puesto Morales	6 wells		•	

15 MMBO risked resource potential

The focus of our 2011 capital program will be to further explore our land position in the prolific Putumayo Basin. Building on our recent discovery in the Moqueta field, the majority of our capital spending will go towards exploration, which includes the drilling of ten exploration wells plus a seismic acquisition program totaling 440 km^2 of 3D seismic and 370 km^2 of 2D seismic to develop future exploration opportunities. In addition, we plan on spending $30 million on facility construction associated with ongoing development of the Moqueta field and further facility work at Costayaco.

16 MMBO risked resource potential

In 2010, Gran Tierra Energy acquired 70% working interest and operatorship in four blocks REC-T-129, -142, -155, and -224 in the onshore Recôncavo Basin. In its $55 million 2011 capital program, Gran Tierra Energy plans to drill the first exploration well in Block 129, followed by up to three additional exploration wells, plus two development wells on Block 155 in a recent oil discovery. Gran Tierra Energy was recently approved by the ANP as a class B Operator, permitting us to act as an Operator in both the onshore and in the shallow-water (< 400m) offshore Brazil.

105 MMBO risked resource potential

Gran Tierra Energy's 2011 capital program in Peru is $70 million, including $47 million towards drilling exploration wells and an additional $19 million for seismic acquisition. Gran Tierra Energy has drilled the first exploration well in Block 128 and is evaluating a possible second exploration well on Block 122. Seismic activity is planned to continue in Blocks 123, 124, and 129 with exploration drilling environmental impact assessments to be conducted concurrently in Blocks 123 and 129. Upon approval of assigned interests to Gran Tierra Energy by Perupetro S.A., the Company plans to drill one exploration well on Block 95.

Capital spending in Argentina will initially focus on reversing production declines on properties in the Neuquen Basin. Gran Tierra Energy plans to conduct work-over programs on approximately sixteen wells, along with drilling approximately six development wells, including three producers and three new water injectors. Gran Tierra Energy believes it can improve recovery in the existing reservoirs by minimizing water channeling in the waterflood project through the use of polymer.

*Putumayo Middle Magdalena Lower Magdalena Llanos Marañon Recôncavo NOroeste NEuquen

Colombia exploration

10

exploration wells



Colombia

Gran Tierra Energy is the number one land holder, reserve holder, and producer in the Putumayo Basin. The Company has interests in 19 blocks that cover 524,953 net acres. In 2010, Gran Tierra Energy focused drilling on the Putumayo Basin and dedicated resources to exploring other prospective areas on our extensive land position. The highlight of the year was the discovery of the Moqueta and Jilguero oil fields. In 2011, we have plans to further explore the Putumayo Basin with a ten well exploration program along with two wells in the Magdalena Basin and one well in the Llanos Basin, in addition to further delineation and development drilling in the Moqueta oil discovery.


Venezuela
Bogotá



19
blocks*

3,139,728
net acres*

370KM
2D seismic planned/2011*

440KM²
3D seismic planned/2011*

10
exploration wells planned/2011

*These amounts include the acquisition of Petrolifera in 2011.

Colombia production

15%

increase in average daily production

Colombia

In 2010, Gran Tierra Energy produced a record average of 13,547 BOPD NAR in Colombia. We continued the development of the Costayaco field, completing Costayaco-11, Costayaco-12 and Costayaco-13 as producing wells. In 2011, we have plans to further develop the Putumayo Basin with an eight well development and delineation program and pipeline construction to handle the planned increase in our production from the Moqueta oil discovery.




100
0
GTE Working interest
50 km
Chaza
Moqueta
Costayaco
Azar
Eastern Cordillera
Guayuyaco & Santana
Piedemonte Norte
Putumayo-10
Piedemonte Sur
Putumayo Basin
Santana Oil Sales Point
Rumiyaco
Ecuador



13,547
BOPD NAR

22.5MMBO
NAR proved reserves*

43.6MMBO
NAR (Proved + Probable + Possible)*

8
development and delineation wells

*As at December 31st 2010

Colombia discovery & development

3

wells
Moqueta discovery



Colombia

With the successful discovery of oil at Moqueta in 2010, Gran Tierra Energy will be investing in new infrastructure for the field including further appraisal drilling with Moqueta-4, drilled early in 2011, and Moqueta-5 and Moqueta-6 later in 2011, construction of a six inch diameter, eight km long flow line to Costayaco, gas reinjection facilities, road access construction and full field development planning. We are also planning seismic acquisition on the Chaza Block to further delineate the Moqueta field and to evaluate new prospects along trend with our Moqueta discovery.


Chaza Block
Moqueta Field
Guayuyaco Block
Toroyaco Field
Juanambu Field
Linda Field
Costayaco Field
7
12
11
2
5
1
8
6
3
9
10
13
Putumayo-1 Block
Uchupayaco
100%
0%
GTE Working interest
2 km
Oil well
Water



1.2MMBO

NAR proved reserves*

3.0MMBO

NAR (proved + probable reserves)*

9.7MMBO

NAR (proved + probable + possible reserves)*

3

delineation wells

*As at December 31st 2010

Brazil production

350
BOPD NAR

Brazil

After successfully establishing our Brazil team and office, we delivered on our goal to capture a high quality exploration and production opportunity by entering the Recôncavo Basin. Gran Tierra Energy entered into an agreement to acquire operatorship and a 70% working interest in four onshore blocks in the Recôncavo Basin (Blocks 129, 142, 155 and 224) subject to ANP approval of assignment of interests in 2011. In 2010, a 93 km² 3D seismic program was completed on three of these blocks.





Recôncavo Basin
REC-T-129
REC-T-142
REC-T-155
REC-T-224



4
blocks

18,953
net acres

2
development wells planned/2011

4
exploration wells planned/2011

Brazil exploration

4

exploration wells

Brazil

Gran Tierra Energy plans to drill four exploration wells and two development wells to further develop a new oil discovery on Block 155. Gran Tierra Energy was recently approved by the ANP as a class B Operator, permitting us to broaden our Brazil strategy to include the onshore and the shallow water (< 400m) offshore.


129
E1
142
H3
H1
H2
D2
1-ALV-2-BA
155
D1



3
exploration wells

Peru

In 2010, Gran Tierra Energy completed seismic acquisition in Block 128 and Block 122. In September 2010, we entered into an agreement to acquire a 20% working interest in Block 123, Block 124, and Block 129. A 747 km 2D seismic program was shot in these three blocks in 2010. Also, we recently acquired blocks 133 and 107 through our acquisition of Petrolifera which further expands our portfolio of opportunities in Peru, with exploration drilling planned in 2012.




Ecuador
129
123
124
122
128
Iquitos
Arch
95
Marañon
Basin
Andes
Mountains
Pipeline
Brazil
133
107



8
blocks

7.2MM
net acres

2,660KM
2D seismic planned/2011

3
exploration wells planned

Peru exploration

3
exploration wells

Peru

In December 2010, we entered into an agreement to acquire operatorship and a 60% working interest in Block 95, subject to government approval. This new block is located in Northeast Peru, due south of our existing acreage in the prolific Marañon Basin where more than one billion barrels of recoverable oil have been discovered. An oil discovery has already been made on this block, with the discovery well flowing 800 BOPD at Bretaña-1. This discovery is planned to be delineated with an exploration well by Gran Tierra Energy in 2012.




Andes Mountains
Fold Belt
Marañon/Ucayali Foreland Basin
Iquitos Arch
Blocks 133 & 107
Block 95
Blocks 123, 124 & 129
Blocks 122 & 128
Prospective
Proven
Hydrocarbon generation & migration
Prospective
Ecuador
Colombia
Iquitos Arch
122
128
Marañon Basin
Brazil
100 km
Arch
Basin
Oil Formation



Argentina exploration & production

8
development wells



Argentina

Gran Tierra Energy is the largest exploration land holder in the Noroeste Basin, with an interest in seven blocks encompassing 1.6 million net acres of land. In 2010, the Company had an average production of 778 BOPD NAR* from six producing net wells.

In Argentina in 2010, we began re-entry and sidetrack operations on the Valle Morado VM.x-1001 delineation gas well. In early 2011, these operations were suspended and the well bore will be abandoned due to a number of operational challenges encountered. In 2011, Gran Tierra Energy is planning a $55 million capital program which includes a development well in Palmar Largo and Surubi, and a six well development program to enhance production from our new operations in the Neuquen Basin following the acquisition of Petrolifera.


Santa Victoria
Valle Morado
Noroeste Basin


Neuquen Basin

* This amount does not include production from Petrolifera assets acquired in 2011.



12
blocks

1.6MM
net acres

8
development wells planned/2011

778BOPD
2010 average daily production NAR

1.1MMBO
proved reserves NAR*

3.8MMBO
(Proved + Probable + Possible) NAR*

16MMBOE
(Proved + Probable + Possible) NAR additional from Petrolifera acquisition in 2011

*As at December 31st 2010

MORE
than ever

Gran Tierra Energy made substantial progress across all areas of business in 2010 as we successfully continued to grow landholdings, reserves and production. Record average daily and annual production translated into strong financial performance as we continued to perform well in our established operating regions, while also accessing new lands and partnerships in our core operating arenas. Our strong balance sheet, in combination with growing cash flow from operations, continues to provide Gran Tierra Energy with strong flexibility in funding our existing exploration and development programs, and has allowed us to pursue additional underdeveloped assets, such as those acquired in our acquisition of Petrolifera Petroleum Limited that closed subsequent to year-end 2010. The team at Gran Tierra Energy works daily to identify and execute on opportunities to create shareholder value, which saw us succeed in 2010 and positions Gran Tierra Energy for continued success in 2011.

Exploration Success Continues in Colombia

Gran Tierra Energy drilled the Moqueta-1 prospect on the Chaza Block in the second quarter of 2010 and subsequently confirmed a new oil discovery with testing of light oil. We went on to successfully drill three additional delineation wells allowing us to confirm substantial additional oil pay at the discovery, with the limits of the field yet to be defined. In parallel with this drilling, we also initiated new 2D and 3D seismic acquisition programs to obtain additional subsurface information to assist in the interpretation of the field and prospectivity in adjacent areas. The fifth well in this area was drilling in the second quarter of 2011 as we continue to seek the boundaries of this substantial discovery. In parallel, construction of a pipeline from Moqueta to our Costayaco facilities was initiated at year-end 2010 and is expected to be transporting new oil production from this growing discovery in the second quarter of 2011. A second oil discovery was also made in the Garibay Block in the Llanos Basin of Colombia, which is now on production and which will be followed up with additional exploration drilling in 2011.

We continue to believe that Colombia holds substantial long-term opportunities for Gran Tierra Energy and we were pleased to submit successful bids on three exploration blocks in the 2010 Colombia Bid Round. The new acreage more than doubled Gran Tierra Energy's acreage in Colombia, adding new land in our core operating environment in the Putumayo Basin, in addition to two very large frontier exploration blocks, Cauca-6 and -7, which encompass more than 1.3 million net acres approximately 100 kilometers northwest of the Putumayo Basin.

Expanding the Portfolio in Peru

In 2010, we tripled the number of exploration blocks in Peru and added two more blocks in early 2011, which resulted in Gran Tierra Energy becoming one of the largest acreage holders in the country. Gran Tierra Energy acquired a 20% interest from Burlington Resources Peru Limited, a wholly-owned subsidiary of ConocoPhillips Company, in 6.7 million gross contiguous exploration acres adjacent to our existing blocks 122 and 128 in the Marañon Basin. Late in the year, we also acquired a 60% working interest and operatorship in Block 95 in the Marañon Basin, from Global Energy Development PLC. The block consists of 1.3 million acres and is located south of our existing acreage in the prolific Marañon Basin. This acreage contains an oil field discovered in

In 2010, we tripled the number of exploration blocks in Peru and added two more blocks in early 2011, which resulted in Gran Tierra Energy becoming one of the largest acreage holders in the country.

1974, with an oil well that flowed 800 barrels of oil per day naturally without pumps, that was never developed. Now, Gran Tierra Energy, as operator, intends to explore this block with drilling in 2012 in an effort to prove up additional reserves for development. Finally, with the acquisition of Petrolifera Petroleum Limited completed in early 2011, two additional, highly prospective blocks were acquired in the Ucayali Basin of central Peru. These blocks lie on trend with the prolific Camisea developments in southern Peru. This first exploration well in this additional acreage is scheduled to be drilled in 2012.

Early in 2011 we drilled our first well in Peru. The unsuccessful Kanatari-1 well was a frontier exploration well located on the eastern flank of the Marañon Basin, approximately 130 kilometers from the nearest offset well in Peru. This well found good quality reservoir, but

MORE
than ever

unfortunately encountered no oil shows. Although disappointing, this was just one prospect in a vastly expanded Peru drilling portfolio, with a balanced diversity of risk-reward exploration opportunities that will be tested by drilling in the coming years.

Building a Strong Foundation in Brazil

In 2009, we opened an office in Brazil and assembled a seasoned team in-country to establish our operations. In August 2010, we succeeded in establishing our initial exploration and production position by farming into the Alvorada Petroleo acreage to obtain a 70% working interest and operatorship in four onshore blocks in the prolific Recôncavo Basin. The Recôncavo Basin covers approximately 10,000 square kilometers, has 129 oil and gas fields, and has produced more than 1.5 billion barrels of oil to date. This initial farm-in provides us with an opportunity to delineate and develop a recently discovered oil field, an opportunity to explore for additional similar oil fields, and an opportunity to apply new technologies with horizontal drilling to test a new exploration concept in the basin defined with modern 3D seismic data. We have now established production in Brazil and intend to continue growing Gran Tierra Energy's presence through appropriate partnerships, acquisitions and participation in land sales as those opportunities arise.

In August 2010, we succeeded in establishing our initial exploration and production position by farming into Alvorada Petroleo acreage to obtain a 70% working interest and operatorship in four onshore blocks in the prolific Recôncavo Basin.

Increasing Option Value in Argentina

Activities in Argentina in 2010 were limited to maintaining oil production levels and attempting to further develop a gas discovery at the Valle Morado field in northern Argentina. We were able to maintain our oil production through the year, but were unsuccessful in sidetracking the Valle Morado discovery well, due to the poor condition of the old casing in the well. Gran Tierra Energy is currently planning to drill a new well in the Valle Morado field in 2012 to take advantage of rising gas prices in the country. With the completion of the Petrolifera acquisition, additional work will be done in 2011 in an effort to reverse the declining oil and gas production of the newly acquired Neuquen Basin assets.

Building For the Future

Gran Tierra Energy has a track record of successfully capturing and growing new assets. In 2010, we again identified an opportunity to grow through acquisition and announced an agreement late in 2010 to acquire all of the outstanding shares of Petrolifera Petroleum Limited. We successfully closed the acquisition on March 18, 2011.

This acquisition resulted in Gran Tierra Energy acquiring underdeveloped operated land in three of our core countries of operations, lands that we are comfortable that we can develop and unlock value through appropriate allocation of capital by our experienced operating teams. In Colombia, Gran Tierra Energy intends to delineate a potentially significant gas discovery in the Lower Magdalena Basin in 2011, prepare for exploration drilling in Peru in 2012, and work to reverse production declines in Argentina where both oil and gas prices are have consistently been rising. Based on 2010 year-end reserve reports, the acquisition added 17 million barrels of oil equivalent (SEC compliant) proved plus probable reserves to

Gran Tierra Energy's 2010 year-end proved plus probable reserves of 31 million barrels of oil, increasing materially not only our reserves, but also our reserve life index, and our exploration and development drilling portfolio.

Giving Back to the Communities

Gran Tierra Energy continues to grow its commitment and relationships in the communities where we operate, and view this as a key success factor in our growth. Our commitments focus on improving access to and quality of education through supporting educational programs and provision of scholastic kits, improving the health of the community through sponsorship of health centers and vaccination programs, and building sustainable community capacity by supporting various farming and fishery programs. Our employees, our Board of Directors and I personally take great pride in these endeavors. I would encourage you to read Gran Tierra Energy's Corporate Social Responsibility report issued this year in combination with its annual report.

Well Positioned for Growth

2010 was highlighted by a range of positive developments that saw us grow land holdings, reserves, and production to record levels, make new oil discoveries and expand our drilling portfolio in South America through new joint ventures, bid-rounds and acquisitions. At December 31, 2010, we had approximately $355 million in cash and cash equivalents that, combined with cash flow from operations, is expected to fund our ambitious 2011 capital program of $355 million. Taking into account the Petrolifera Petroleum Limited acquisition, we anticipate average production in 2011 to range between 17,500 and 19,000 barrels of oil equivalent per day, net after royalty, weighted approximately 95% to oil.

With a healthy balance sheet, strong oil production, today's firm energy markets, and Gran Tierra Energy's robust drilling portfolio, we are fully funded to execute on our multiple opportunities to drive growth in 2011 with activities spanning four countries in South America. It is this portfolio approach to managing risks and rewards that has brought strong returns to investors in the past and we intend to continue this in the future.

In closing, I would like to thank all our stakeholders for their continued support and our growing staff for all their hard work. We look forward to updating you on our progress through the balance of 2011 and beyond.

Sincerely,



Dana Coffield
President and Chief Executive Officer

corporate social responsibility

59
projects



Gran Tierra Energy

The name Gran Tierra (Great Earth) embodies the respect we have for the world we live in. We are committed to making each of the regions we touch better places to live and work. We believe in building strong relationships with all stakeholders that result in tangible benefits to communities today and for generations to come. We will continue to work closely with communities, partners, and government and non-government agencies in Colombia, Peru, Argentina, and Brazil to ensure our operations have a positive impact on communities and create value for all our stakeholders.

46 Colombia projects



32% infrastructure

26% education

26% sustainability

16% social welfare

7 Peru projects



40% social welfare

40% education

20% sustainability

6 Argentina projects



40% sustainability

30% education

30% social welfare

Cautionary Information Regarding Forward-Looking Statements

This Annual Report, particularly in "Management's Discussion and Analysis of Financial Condition and Results of Operations," includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the Securities Act) and Section 21E of the Securities Exchange Act of 1934 (the Exchange Act). All statements other than statements of historical facts included in this Annual Report including without limitation statements in the Management's Discussion and Analysis of Financial Condition and Results of Operations regarding our financial position, estimated quantities and net present values of reserves, business strategy, plans and objectives of our management for future operations, covenant compliance, capital spending plans and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates", "projects", "target", "goal", "plans", "objective", "should", or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that the assumptions upon which the forward-looking statements are based will prove to be correct and because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements, including, but not limited to, those set forth below and as more fully discussed in Part I, Item 1A "Risk Factors" in our Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on February 25, 2011. The information included herein is given as of the date of the release of this Annual Report to our stockholders (other than information that speaks as of an earlier date) and, except as otherwise required by the federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this Annual Report to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Risks Related to Our Business

- Our Lack of Diversification Will Increase the Risk of an Investment in Our Common Stock.
- We May Encounter Difficulties Storing and Transporting Our Production, Which Could Cause a Decrease in Our Production or an Increase in Our Expenses.
- Guerrilla Activity in Colombia Could Disrupt or Delay Our Operations, and We Are Concerned About Safeguarding Our Operations and Personnel in Colombia.
- Our Business May Suffer If We Do Not Attract and Retain Talented Personnel.
- Our Oil Sales Will Depend on a Relatively Small Group of Customers, Which Could Adversely Affect Our Financial Results.
- Strategic Relationships Upon Which We May Rely are Subject to Change, Which May Diminish Our Ability to Conduct Our Operations.
- Our Business is Subject to Local Legal, Political and Economic Factors Which are Beyond Our Control, Which Could Impair Our Ability to Expand Our Operations or Operate Profitably.
- Foreign Currency Exchange Rate Fluctuations May Affect Our Financial Results.
- Exchange Controls and New Taxes Could Materially Affect our Ability to Fund Our Operations and Realize Profits from Our Foreign Operations.
- Competition in Obtaining Rights to Explore and Develop Oil and Gas Reserves and to Market Our Production May Impair Our Business.
- Maintaining Good Community Relationships and Being a Good Corporate Citizen may be Costly and Difficult to Manage.
- Our Operations Involve Substantial Costs and are Subject to Certain Risks Because the Oil and Gas Industries in the Countries in Which We Operate are Less Developed.
- Negative Political and Regulatory Developments in Argentina May Negatively Affect our Operations.
- The United States Government May Impose Economic or Trade Sanctions on Colombia That Could Result In A Significant Loss To Us.
- We May Be Unable to Obtain Additional Capital That We Will Require to Implement Our Business Plan, Which Could Restrict Our Ability to Grow.
- We May Not Be Able To Effectively Manage Our Growth, Which May Harm Our Profitability.

Risks Related to Our Industry

- Unless We are Able to Replace Our Reserves, and Develop Oil and Gas Reserves on an Economically Viable Basis, Our Reserves, Production and Cash Flows May Decline as a Result.
- We are Required to Obtain Licenses and Permits to Conduct Our Business and Failure to Obtain These Licenses or to Obtain Them on a Timely Basis Could Cause Significant Delays and Expenses That Could Materially Impact Our Business.
- Our Exploration for Oil and Natural Gas Is Risky and May Not Be Commercially Successful, Impairing Our Ability to Generate Revenues from Our Operations.
- Estimates of Oil and Natural Gas Reserves that We Make May Be Inaccurate and Our Actual Revenues May Be Lower and Our Operating Expenses May Be Higher than Our Financial Projections.
- If Oil and Natural Gas Prices Decrease, We May be Required to Take Write-Downs of the Carrying Value of Our Oil and Natural Gas Properties.
- Drilling New Wells and Producing Oil and Natural Gas from Existing Facilities Could Result in New Liabilities, Which Could Endanger Our Interests in Our Properties and Assets.
- Our Inability to Obtain Necessary Facilities and/or Equipment Could Hamper Our Operations.
- Decommissioning Costs Are Unknown and May be Substantial; Unplanned Costs Could Divert Resources from Other Projects.
- Prices and Markets for Oil and Natural Gas Are Unpredictable and Tend to Fluctuate Significantly, Which Could Reduce Profitability, Growth and the Value of Gran Tierra.

Penalties We May Incur Could Impair Our Business.

- Policies, Procedures and Systems to Safeguard Employee Health, Safety and Security May Not be Adequate.
- Environmental Risks May Adversely Affect Our Business.
- Our Insurance May Be Inadequate to Cover Liabilities We May Incur.
- Challenges to Our Properties May Impact Our Financial Condition.
- We Will Rely on Technology to Conduct Our Business and Our Technology Could Become Ineffective Or Obsolete.

Risks Related to Our Common Stock

- The Market Price of Our Common Stock May Be Highly Volatile and Subject to Wide Fluctuations.
- We Do Not Expect to Pay Dividends In the Foreseeable Future.

Selected Financial Data

(Thousands of U.S. Dollars, Except Share and Per Share Amounts)	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Statement of Operations Data				
Revenues and other income				
Oil and natural gas sales	$ 262,629	$ 112,805	$ 31,853	$ 11,721
Interest	1,087	1,224	425	352
Total revenues and other income	263,716	114,029	32,278	12,073
Expenses				
Operating	40,784	19,218	10,474	4,233
Depletion, depreciation, accretion and impairment	135,863	25,737	9,415	4,088
General and administrative	28,787	18,593	10,232	6,999
Liquidated damages	–	–	7,367	1,528
Derivative financial instruments (gain) loss	190	(193)	3,040	–
Foreign exchange (gain) loss	19,797	6,235	(78)	371
Total expenses	225,421	69,590	40,450	17,219
Income (loss) before income taxes	38,295	44,439	(8,172)	(5,146)
Income tax expense	(24,354)	(20,944)	(295)	(678)
Net income (loss)	$ 13,941	$ 23,495	$ (8,467)	$ (5,824)
Net income (loss) per common share — basic	$ 0.06	$ 0.19	$ (0.09)	$ (0.08)
Net income (loss) per common share — diluted	$ 0.05	$ 0.16	$ (0.09)	$ (0.08)

Balance Sheet Data	As at December 31, 2009	As at December 31, 2008	As at December 31, 2007	As at December 31, 2006
Cash and cash equivalents	$ 270,786	$ 176,754	$ 18,189	$ 24,101
Working capital (including cash)	215,161	132,807	8,058	14,541
Oil and gas properties	709,568	765,050	63,202	56,093
Deferred tax asset — long term	7,218	10,131	1,839	444
Total assets	1,143,808	1,072,625	112,797	105,537
Deferred tax liability and deferred remittance tax — long term	217,528	214,210	10,567	9,876
Other long-term liabilities	4,258	4,251	1,986	634
Shareholders' equity	$ 816,426	$ 791,926	$ 76,792	$ 76,195

We made our initial acquisition of oil and gas producing and non-producing properties in Argentina in September 2005 for a total purchase price of approximately $7 million. Prior to that time we had no revenues. In June 2006, we acquired Argosy Energy International L.P.'s assets in Colombia for consideration of $37.5 million cash, 870,647 shares of our common stock and overriding and net profit interests in certain assets valued at $1 million. In November 2008, we acquired Solana for $671.8 million through the issuance to Solana stockholders of either shares of our common stock or shares of common stock of a subsidiary of Gran Tierra.

Preliminary Note to Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is as it appears in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 25, 2011.

On January 17, 2011, we entered into an Agreement to acquire all the issued and outstanding shares and warrants of Petrolifera Petroleum Limited ("Petrolifera"), which we completed on March 18, 2011. Petrolifera is a Canadian based international oil and gas company that trades on the Toronto Stock Exchange and has oil and gas assets in Argentina, Colombia, and Peru. Our discussion below therefore speaks as of the date of our filing of our Annual Report on Form 10-K, and does reflect any update as a result of the closing of this transaction, including with respect to our 2011 Work Program and Capital Expenditure Program.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This report, and in particular this Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Please see the cautionary language in the section entitled "Cautionary Information Regarding Forward-Looking Statements" earlier in this Annual Report regarding the identification and risks relating to forward-looking statements.

The following discussion of our financial condition and results of operations should be read in conjunction with the Financial Statements and Supplementary Data included in this Annual Report.

Overview

We are an independent international energy company incorporated in the United States and engaged in oil and natural gas acquisition, exploration, development and production. We are headquartered in Calgary, Alberta, Canada and operate in South America in Colombia, Argentina, Peru, and Brazil.

In September 2005, we acquired our initial oil and gas interests and properties, which were in Argentina. During 2006, we increased our oil and gas interests and property base through further acquisitions in Colombia, Argentina and Peru. We funded acquisitions of our properties in Colombia and Argentina through a series of private placements of our securities that occurred between September 2005 and June 2006.

In 2007, we made a new field discovery, Costayaco, in the Chaza Block of the Putumayo Basin in Colombia.

Effective November 14, 2008, we completed the acquisition of Solana Resources Limited ("Solana"), an international resource company engaged in the acquisition, exploration, development and production of oil and natural gas in Colombia and incorporated in Alberta, Canada. At the date of acquisition, Solana held various working interests in nine blocks in Colombia including a 50% working interest in the Chaza Block, which includes the Costayaco field, and a 35% working interest in the Guayuyaco Block, which includes the Juanambu field.

During the third quarter of 2009, we opened a business development office in Rio de Janeiro, Brazil.

In June 2010, we expanded our land position in the Putumayo Basin and added new frontier exploration acreage in Colombia through successful bids on three blocks in Colombia. In August and October 2010 respectively, we made new Colombian field discoveries in Moqueta in the Chaza Block (Putumayo Basin) and Jilguero in the Garibay Block. Also in August 2010, we finalized a farm-in agreement with Alvorada Petroleo S.A. relating to the on-shore Reconcavo Basin in Brazil, pending regulatory approval from Brazil's Agencia nacional de Petroleo Gas natural e Bioncombustiveis ("ANP"). In Peru in September 2010, we acquired a 20% working interest in three blocks and, in December 2010, we acquired a 60% interest in one block. Both transactions in Peru are subject to government approval.

On January 17, 2011, we announced that we had entered into an Arrangement Agreement to acquire Petrolifera Petroleum Ltd. ("Petrolifera"). Petrolifera is a Canadian based international oil and gas company listed on the Toronto Stock Exchange which owns working interests in 11 exploration and production blocks; three located in Colombia, three in Peru and five in Argentina. The Arrangement Agreement is subject to Petrolifera shareholder and regulatory, stock exchange and court approvals, and is expected to close in March 2011. See "Subsequent Events" below for further details of this transaction.

Business Strategy

Our plan is to continue to build an international oil and gas company through acquisition and exploitation of under-developed prospective oil and gas assets, and to develop these assets with exploration and development drilling to grow commercial reserves and production. Our initial focus is in select countries in South America, currently Colombia, Argentina, Peru, and Brazil; we will consider other regions for future growth should those regions make strategic and commercial sense in creating additional value.

We have applied a two-stage approach to growth, initially establishing a base of production, development and exploration assets by selective acquisitions, and secondly achieving additional reserve and production growth through drilling. We intend to duplicate this business model in other areas as opportunities arise. We pursue opportunities in countries with proven petroleum systems; attractive royalty, taxation and other fiscal terms; and stable legal systems.

Financial and Operational Highlights

				Year Ended December 31,		
	[illegible]	% Change	2009	% Change		2008
Estimated Proved Oil and Gas Reserves, net of royalties – Millions of Barrels of Oil Equivalent (1) ("Mmboe") at year end	[illegible]	6	22.4	15		19.4
Production — Barrels of Oil Equivalent ("boe") per Day	[illegible]	14	12,684	249		3,635
Prices Realized — per boe	[illegible]	25	$ 56.73	(33)	$	84.78
Revenue and Other Income ($000s)	[illegible]	42	$ 263,716	131	$	114,029
Net Income ($000s)	[illegible]	167	$ 13,941	(41)	$	23,495
Net Income Per Share — Basic	[illegible]	150	$ 0.06	(68)	$	0.19
Net Income Per Share — Diluted	[illegible]	180	$ 0.05	(69)	$	0.16
Funds Flow From Operations ($000s) (2)	[illegible]	28	$ 159,531	223	$	49,437
Capital Expenditures ($000s)	[illegible]	101	$ 88,124	89	$	46,728

				As at December 31,		
	[illegible]	% Change	2009	% Change		2008
Cash & Cash Equivalents ($000s)	[illegible]	31	$ 270,786	53	$	176,754
Working Capital (including cash & cash equivalents) ($000s)	[illegible]	24	$ 215,161	62	$	132,807
Property, Plant and Equipment ($000s)	[illegible]	2	$ 712,743	(7)	$	767,552

(1) Gas volumes are converted to boes at the rate of six thousand cubic feet ("mcf") of gas per barrel of oil, based on the approximate relative energy content of gas and oil. The conversion ratio for natural gas to oil does not assume price equivalency and the price for a barrel of oil equivalent for natural gas may differ significantly from the price of a barrel of oil.

(2) Funds flow from operations is a non-GAAP measure which does not have any standardized meaning prescribed under United States Generally Accepted Accounting Principles ("GAAP"). Management uses this financial measure to analyze operating performance and the income (loss) generated by Gran Tierra's principal business activities prior to the consideration of how non-cash items affect that income (loss), and believes that this financial measure is also useful supplemental information for investors to analyze operating performance and Gran Tierra's financial results. Investors should be cautioned that this measure should not be construed as an alternative to net income (loss) or other measures of financial performance as determined in accordance with GAAP. Gran Tierra's method of calculating this measure may differ from other companies and, accordingly, it may not be comparable to similar measures used by other companies. Funds flow from operations, as presented, is net income (loss) adjusted for depletion, depreciation, accretion and impairment, deferred taxes, stock based compensation, unrealized loss (gain) on financial instruments and unrealized foreign exchange losses (gains). A reconciliation from funds flow from operations to net income is as follows:

		Year Ended December 31,	
Funds Flow From Operations — Non-GAAP Measure ($000s)	[illegible]	2009	2008
Net income	[illegible]	$ 13,941	$ 23,495
Adjustments to reconcile net income to funds flow from operations			
Depletion, depreciation, accretion and impairment	[illegible]	135,863	25,737
Deferred taxes	[illegible]	(15,355)	(6,418)
Stock-based compensation	[illegible]	5,309	2,520
Unrealized (gain) loss on financial instruments	[illegible]	277	(2,882)
Unrealized foreign exchange loss	[illegible]	19,496	6,985
Funds flows from operations	[illegible]	$ 159,531	$ 49,437

Financial Highlights for the Year Ended December 31, 2010

- In 2010, production of crude oil (net after royalty and inventory adjustments) averaged 14,325 barrels of oil per day ("BOPD"), an increase of 13% over 2009, due mainly to production from new development wells in the Costayaco field in the Chaza Block in Colombia where Gran Tierra has a 100% working interest. Production of natural gas averaged 123 barrels of oil equivalent per day ("BOEPD") from Colombia.
- Revenue and other income increased by 42% from 2009 due to increased production and higher oil prices.
- A foreign exchange loss of $16.8 million, of which $14.8 million is an unrealized non-cash foreign exchange loss, was recorded in 2010 primarily due to the translation of a deferred tax liability denominated in Colombian pesos. The devaluation of 6% in the U.S. dollar against the Colombian Peso in 2010 resulted in the foreign exchange loss. This represents a decrease from the foreign exchange loss recorded in 2009, of which $19.5 million was an unrealized non-cash foreign exchange loss related primarily to the same deferred tax liability.
- Our net income grew by 167% from the prior year to $37.2 million, representing a basic net income per share of $0.15 compared with $0.06 in 2009.
- Oil and gas property expenditures for 2010 were $177.0 million: $105.5 million in Colombia, $33.9 million in Argentina, $23.2 million in Peru, $12.4 million in Brazil, and $2.0 million of general corporate assets. Included in the capital expenditures were thirteen wells of which nine were exploration and four were development.
- Our cash position of $355.4 million (excluding restricted cash) at December 31, 2010 increased from $270.8 million at December 31, 2009 as a result of increased cash provided by operating activities, partially offset by capital expenditures.
- Funds flow from operations increased 28% to $203.4 million in 2010 from $159.5 million in 2009. The increase was primarily due to increased sales volumes and prices as compared to the prior year, only partially offset by increased operating and general and administrative ("G&A") expenses in 2010.
- Working capital (including cash & cash equivalents) was $265.8 million at December 31, 2010, which is a $50.7 million increase from December 31, 2009, due mainly to increased cash as at December 31, 2010 compared to December 31, 2009.
- Property, plant and equipment as at December 31, 2010 was $727.0 million, an increase of $14.3 million from December 31, 2009, primarily as a result of a 101% increase in capital additions, partially offset by depletion, depreciation, accretion and impairment ("DD&A").

Operational Highlights for the Year Ended December 31, 2010

Exploration and Development Activities in Colombia

Chaza Block

- Costayaco Field Drilling, Water Injection and Workovers
  In June 2010, we completed logging operations and initiated production testing of Costayaco–11. Costayaco-11 was tied-in and put on production in early July and will be used as a Caballos and T-sand producer and subsequently as a water-injector to provide pressure maintenance in the T-Sandstone reservoir. In the last half of 2010, a successful workover program enhanced the productivity of the Costayaco field. In September and October 2010, a planned water injection facility was completed and water injection commenced from Costayaco-5 and Costayaco-6 into the T-Sand for reservoir maintenance and maximization of oil recovery. Costayaco-12 and Costayaco-13 drilling commenced in December 2010.
- Moqueta Field Exploration and Delineation
  In June 2010, we completed initial testing on the Moqueta-1 exploration well in the Chaza Block in Colombia. The Moqueta-2 delineation well was drilled in July 2010 from the existing Moqueta-1 pad. The Moqueta-3 appraisal well was completed and tested in October, 2010 and confirmed oil bearing reservoirs in the Villeta U and T Sandstones and Caballos reservoir sandstones. The Moqueta-4 development well was in progress at December 31, 2010 and testing will be complete in March 2011. Additional seismic was also acquired during the year.
  Construction of the Moqueta to Costayaco pipeline is expected to commence in the first quarter of 2011 and first oil production is anticipated in the second quarter of 2011.
- Dantayaco Field Exploration
  Testing of Dantayaco–1 was completed and the well plugged and abandoned in January 2010.

- Pacayaco Field Exploration
  Pacayaco-1 commenced drilling in November 2010 and was suspended pending acquisition and interpretation of seismic. The acquisition and interpretation is now complete and either a new well or a sidetrack of the existing well will be drilled late in the second quarter of 2011.
- Rio Guineo Exploration
  Seismic relating to this lead was acquired during the year.

Garibay Block

- Testing of Jilguero–1 in the Garibay Block was completed in October 2010 and long-term production testing began in January 2011.

Rio Magdalena Block

- Popa-3, an appraisal well in the Rio Magdalena Block, has been drilled and logged and gas bearing reservoirs identified. The well has been cased and suspended pending further evaluation.

Piedmonte Norte and Sur Blocks

- Drilling preparations for Taruka-1, an exploration well in the Piedemonte Sur Block, began in late December 2010. Drilling began in January 2011 and the well was plugged and abandoned in February 2011.
- Seismic was acquired in both the Piedmonte Norte and Piedmonte Sur blocks during the year.

New Colombian Exploration and Exploitation Contracts

- In June 2010, we were awarded three blocks, Putumayo-10, Cauca-6, and Cauca-7, in the Colombia Bid Round administered by Colombia's ANH. Bid contracts are expected to be finalized by March, 2011. We also completed and received government approval for a farm-in on Putumayo-1 Block.

Argentina Development and Exploration

- In July 2010, re-entry and sidetrack operations began on the GTE.St.VMor-2001 well in Valle Morado and, in February 2011, these operations were suspended and the wellbore will be abandoned due to a number of operational challenges encountered. Gran Tierra Energy continues to review alternatives associated with the field development.
- We acquired seismic in the Santa Victoria Block and have received a 90 day extension of the exploration period to March 29, 2011, to determine whether to proceed into the next phase of the contract.

Peru Exploration

Block 128

- We received Environmental Impact Assessment approvals for seismic and drilling operations on Block 128 during 2010. We acquired seismic during 2010 and began drilling an exploration well in February 2011. Also in February 2011, we relinquished 20% of this Block.

Block 122

- We received EIA approvals for seismic and drilling operations on Block 122 during 2010. Seismic acquisition was ongoing at December 31, 2010 and an exploration well is planned for the third quarter of 2011.

Blocks 123, 124, and 129

- In September 2010, we acquired a 20% working interest in Block 123, Block 124, and Block 129, which is subject to government approval. These three blocks have a total area of approximately 6.7 million gross acres.

Block 95

- In December 2010, we acquired a 60% working interest and the operatorship of Block 95, which is subject to government approval. Block 95 has a total area of 1.3 million gross acres.

Brazil Exploration

- On August 29, 2010, we entered into an agreement with Alvorada Petroleo S.A. whereby we will fulfill certain commitments, including the drilling of two wells in 2011, and earn a 70 % working interest in four Blocks in the on-shore Reconcavo Basin, Brazil. The transaction is subject to government approval.

Consolidated Results of Operations (1)

					Year Ended December 31,
Consolidated Results of Operations	2010	% Change	2009	% Change	2008
(Thousands of U.S. Dollars)					
Oil and natural gas sales	[illegible]	42	$ 262,629	133	$ 112,805
Interest	[illegible]	8	1,087	(11)	1,224
	[illegible]	42	263,716	131	114,029
Operating expenses	[illegible]	46	40,784	112	19,218
Depletion, depreciation, accretion and impairment	[illegible]	20	135,863	428	25,737
General and administrative expenses	[illegible]	40	28,787	55	18,593
Foreign exchange loss	[illegible]	(15)	19,797	218	6,235
Other	[illegible]	123	190	(198)	(193)
	[illegible]	24	225,421	224	69,590
Income before income taxes	[illegible]	147	38,295	(14)	44,439
Income tax expense	[illegible]	135	(24,354)	16	(20,944)
Net income	[illegible]	167	$ 13,941	(41)	$ 23,495
Production, Net of Royalties					
Oil and NGL's ("bbl") (2)	[illegible]	13	4,621,546	248	1,328,145
Natural gas ("mcf") (2)	[illegible]	448	49,028	237	14,559
Total production ("boe") (2) (3)	[illegible]	14	4,629,717	248	1,330,572
Average Prices					
Oil and NGL's («per bbl»)	[illegible]	25	$ 56.79	(33)	$ 84.89
Natural gas («per mcf»)	[illegible]	(1)	$ 3.93	(20)	$ 4.93
Consolidated Results of Operations ("per boe")					
Oil and natural gas sales	[illegible]	25	$ 56.73	(33)	$ 84.78
Interest	[illegible]	(4)	0.23	(75)	0.92
	[illegible]	25	56.96	(34)	85.70
Operating expenses	[illegible]	28	8.81	(39)	14.44
Depletion, depreciation, accretion and impairment	[illegible]	6	29.35	52	19.34
General and administrative expenses	[illegible]	23	6.22	(55)	13.97
Foreign exchange loss	[illegible]	(25)	4.28	(9)	4.69
Other	[illegible]	125	0.04	(127)	(0.15)
	[illegible]	9	48.70	(7)	52.29
Income before income taxes	[illegible]	117	8.26	(75)	33.41
Income tax expenses	[illegible]	106	(5.26)	(67)	(15.74)
Net income	[illegible]	135	$ 3.00	83	$ 17.67

(1) Consolidated results of operations include the operations of Solana subsequent to our acquisition of Solana on November 14, 2008.

(2) Gas volumes are converted to boes at the rate of six thousand cubic feet mcf of gas per barrel of oil, based upon the approximate relative energy content of gas and oil, which rate is not necessarily indicative of the relationship of oil and gas prices.

(3) Production represents production volumes adjusted for inventory changes.

Consolidated Results of Operations for the Year Ended December 31, 2010 Compared to the Results for the Year Ended December 31, 2009

Net income of $37.2 million, or $0.15 per share basic and $0.14 per share diluted, was recorded in 2010 compared to $13.9 million, or $0.06 per share basic and $0.05 per share diluted, in 2009. A 42% increase in revenue and other income to $374.5 million from $263.7 million recorded in 2009 was partially offset by an $18.7 million increase in operating expenses, a $11.5 million increase in general and administrative expenses, a $27.7 million increase in DD&A, and a $32.9 million increase in income tax expense.

Revenue and other income increased 42% as a result of a 13% increase in crude oil production combined with a 25% improvement in crude oil prices.

Crude oil and NGL production, net after royalties, in 2010 increased to 5.2 million barrels compared to 4.6 million barrels in 2009, due to increased production from our Colombia operations. Average realized crude oil prices for 2010 increased to $71.19 per barrel from $56.79 per barrel in 2009, reflecting higher West Texas Intermediate ("WTI") oil prices.

The additional government royalty for the Costayaco Field (described in "Segmented Operations—Colombia") began in the fourth quarter of 2009 and was paid for only three months of 2009 versus the full year of 2010. As a result, our share of production was reduced by a total of 947,000 BOE's relating to this additional royalty in 2010 as compared to only 328,000 BOE's in 2009. Since our production volumes are reported net after royalties and this royalty structure was not in place for an equal amount of time in 2009 and 2010, certain changes between these years, including volumes, changes in per boe operating costs, and per boe general and administrative costs, will not be readily comparable. For instance, the increase in the Costayaco field production will not appear as high in comparison with 2009 as it would appear without the additional royalty volumes deducted. Similarly, the per boe operating and general and administrative costs will appear higher on a per boe basis in 2010 than in 2009 as the costs are divided over a smaller base after royalties are deducted.

Operating expenses for 2010 amounted to $59.4 million, a 46% increase from the prior year total of $40.8 million. The increase in operating expenses occurred primarily in Colombia and was due to an enhanced workover program related to the Costayaco area, an increase in transportation costs related to increased production and pipeline maintenance, and an increase in producing wells in Costayaco. Operating expenses on a boe basis in 2010 were $11.27, a 28% increase from 2009 reflecting both the increase in total operating costs and the effect of the additional government royalty payable on per boe calculations, partially offset by an increase in production.

DD&A expense for 2010 increased to $163.6 million compared to $135.9 million in 2009. The increase in production levels was partially offset by an increase of reserves at year-end and a reduction of future development costs included in the depletable base as compared to 2009. DD&A expense in 2010 included a $23.6 million ceiling test impairment for our Argentina cost center, including $17.9 million relating to the abandonment of the GTE.St.VMor-2001 sidetrack operations, as compared to a $1.9 million charge in 2009. On a boe basis, DD&A in 2010 was $31.02 compared to $29.35 for 2009, representing a 6% increase resulting from the ceiling test impairment loss offset partially by increased reserves and decreased future development costs.

G&A expenses of $40.2 million for 2010 was 40% higher than 2009 due to increased employee related costs reflecting the expansion of operations in Peru, Brazil, and Colombia and higher business development costs. G&A expenses per boe increased 23% to $7.63 per boe compared to $6.22 per boe for 2009. The increase in general and administrative costs on a per boe basis over the prior year was compounded by the additional royalty paid in 2010.

The **foreign exchange loss** of $16.8 million for 2010, of which $14.8 million is an unrealized non-cash foreign exchange loss, compares to $19.8 million recorded in 2009, of which $19.5 million is an unrealized non-cash foreign exchange loss. These losses originate in Colombia and relate to foreign exchange losses resulting from the translation of a deferred tax liability.

Income tax expense for 2010 amounted to $57.2 million compared to $24.4 million recorded in 2009. This represents an increase of 135% in annual income tax expense, primarily as a result of higher profits and the application of a valuation allowance against previously recognized deferred tax assets associated with Argentina. The decrease in the 2010 effective tax rate to 61% from 64% in 2009 is primarily due to a decrease in the valuation allowance associated with losses in our U.S., Canadian, Peru and Brazil business units, partially offset by the increase in the valuation allowance associated with losses in our Argentina business units. The variance from the 35% U.S. statutory rate for 2010 results from foreign currency translation losses that are neither taxable nor deductible for tax purposes in each of the respective jurisdictions, the valuation allowances as described above, enhanced tax depreciation incentive in Colombia, and Colombia third party royalty payments that are not deductible for tax purposes. Similar factors cause the variance from the 35% U.S. statutory rate for 2009.

Consolidated Results of Operations for the Year Ended December 31, 2009 Compared to the Results for the Year Ended December 31, 2008

As a result of the Solana acquisition, we increased our working interest to 100% in the Costayaco field and 70% in the Juanambu field, in Colombia, which resulted in increased production, revenue, operating costs, and DD&A in 2009.

Net income of $13.9 million, or $0.06 per share basic and $0.05 per share diluted, was recorded in 2009 compared to $23.5 million, or $0.19 per share basic and $0.16 per share diluted, in 2008. A foreign exchange loss of $19.8 million, of which $19.5 million is an unrealized non-cash foreign exchange loss, an increase of $110.1 million in DD&A to $135.9 million, higher operating and general and administrative expenses, and increased income tax expense, more than offset the higher oil revenues in 2009.

Revenue and interest increased 131% to $263.7 million in 2009 compared to $114.0 million in 2008. This was due to an increase of 248% in crude oil production partially offset by a 33% decrease in crude oil prices.

Crude oil and NGL production, net after royalties, in 2009 increased to 4.6 million barrels compared to 1.3 million barrels in 2008, due mainly to increased production from our Colombia operations. Average realized crude oil prices for 2009 decreased to $56.79 per barrel from $84.89 per barrel in 2008, reflecting lower WTI oil prices.

Operating expenses for 2009 amounted to $40.8 million, a 112% increase from the prior year. The increase in operating expenses is due to expanded operations and increased production levels in Colombia. However, operating expenses on a boe basis in 2009 were $8.81 per boe, a 39% decline from 2008 reflecting a reduction in fixed costs per barrel due to production increases at Costayaco.

DD&A expense for 2009 increased to $135.9 million compared to $25.7 million in 2008. Increased production levels, as well as amortization expense of $102.5 million in 2009 ($6.9 million in 2008) related to the fair value of property, plant and equipment recorded on the acquisition of Solana, accounted for the increases. On a boe basis, DD&A in 2009 was $29.35 compared to $19.34 for 2008. This 52% increase was primarily due to the significant additions to the proved depletable cost base resulting from the Solana acquisition partially offset by higher proved reserves in Colombia. DD&A for 2009 included a $1.9 million ceiling test impairment loss in our Argentina cost center. This impairment loss resulted from higher estimated future operating costs to produce remaining reserves.

G&A expenses of $28.8 million for 2009 were 55% higher than 2008 due to increased employee related costs reflecting the expanded operations in Colombia. However, due to higher production in 2009, G&A expenses per boe decreased 55% to $6.22 per boe compared to $13.97 per boe for 2008.

The foreign exchange loss of $19.8 million for 2009, of which $19.5 million is an unrealized non-cash foreign exchange loss, compares to $6.2 million recorded in 2008. These losses primarily represent foreign exchange losses that originate in Colombia from the translation of a deferred tax liability recorded on the purchase of Solana.

Income tax expense for 2009 amounted to $24.4 million compared to $20.9 million recorded in 2008. This represents an increase of 16% in annual income tax expense, primarily due to an increase in foreign currency translation losses that are neither taxable nor deductible for tax purposes in each of the respective jurisdictions. The increase in the 2009 effective tax rate to 64% from 47% in 2008 is primarily due to the increase in the valuation allowance associated with increased losses in our U.S., Canadian and Peru business units. The variance from the 35% U.S. statutory rate for 2009 results from an increase in the valuation allowances as described above, and the recapture of enhanced tax depreciation incentive in Colombia, due to a disposal of assets during the year, offset by enhanced tax depreciation taken on oil and gas capital expenditures. The variance from the 35% U.S. statutory rate for 2008 is primarily attributable to recognition of previously unrecognized foreign tax credits, foreign currency translation fluctuations that are not taxable or deductible in the related foreign jurisdictions, and valuation allowances taken on losses incurred in the U.S., Canada, and Peru.

Estimated Oil and Gas Reserves

Estimated proved oil reserves, net of royalties, as of December 31, 2010, were 23.6 million barrels, a 7 % increase from the estimated proved reserves as at December 31, 2009. The increase was generated by our Colombian operations and resulted from our exploration success in Moqueta and from sustained reservoir performance in Costayaco, which led to conversion of probable reserves to proved reserves and which more than offset 2010 production of oil. Estimated probable and possible oil and natural gas liquids reserves, net of royalties, as of December 31, 2010 were 7.4 million barrels and 16.3 million barrels respectively.

Estimated proved gas reserves, net of royalties, as of December 31, 2010, were 1.2 billion cubic feet ("bcf"), a 37 % decrease from the estimated proved reserves as at December 31, 2009. Estimated probable and possible gas reserves, net of royalties, as of December 31, 2010 were 0.1 bcf and 42.1 bcf, respectively.

Estimated proved oil reserves, net of royalties, as of December 31, 2009, were 22.1 million barrels, a 15% increase from the estimated proved reserves as at December 31, 2008. The increase resulted from our successful development drilling program in Colombia which more than offset 2009 production of oil. Estimated probable and possible oil reserves, net of royalties, as of December 31, 2009, were 5.8 million barrels and 11.5 million barrels, respectively.

Estimated proved gas reserves, net of royalties, as of December 31, 2009, were 1.9 bcf, a 61% increase from the estimated proved reserves as at December 31, 2008. Estimated probable and possible gas reserves, net of royalties, as of December 31, 2009, were 1.7 bcf and 34.5 bcf, respectively.

Segmented Results of Operations

Our operations are carried out in Colombia, Argentina, Peru, and Brazil, and we are headquartered in Calgary, Alberta, Canada. Our reportable segments include Colombia, Argentina and Corporate with the latter including the results of our initial activities in Peru and Brazil. In 2010, Colombia generated 96% of our revenue and other income.

Segmented Results — Colombia (1)

	Year Ended December 31,						
Segmented Results of Operations — Colombia	2010	% Change		2009	% Change		2008
(Thousands of U.S. Dollars)							
Oil and natural gas sales	[illegible]	44	$	248,834	141	$	103,202
Interest	[illegible]	(1)		466	(53)		995
	[illegible]	44		249,300	139		104,197
Operating expenses	[illegible]	52		33,091	173		12,117
Depletion, depreciation and accretion	[illegible]	5		127,213	473		22,199
General and administrative expenses	[illegible]	17		13,011	173		4,769
Foreign exchange loss	[illegible]	(11)		20,158	204		6,622
	[illegible]	12		193,473	323		45,707
Segment income before income taxes	[illegible]	155	$	55,827	(5)	$	58,490
Production, Net of Royalties							
Oil and NGL's ("bbl") (2)	[illegible]	15		4,284,230	295		1,085,198
Natural gas ("mcf") (2)	[illegible]	448		49,028	(237)		14,559
Total production ("boe") (2) (3)	[illegible]	16		4,292,401	295		1,087,625
Average Prices							
Oil and NGL's ("per bbl")	[illegible]	25	$	58.04	(39)	$	95.04
Natural gas ("per mcf")	[illegible]	(1)	$	3.93	(20)	$	4.93
Segmented Results of Operations ("per boe")							
Oil and natural gas sales	[illegible]	24	$	57.97	(39)	$	94.89
Interest	[illegible]	(18)		0.11	(88)		0.91
	[illegible]	24		58.08	(39)		95.80
Operating expenses	[illegible]	31		7.71	(31)		11.14
Depletion, depreciation and accretion	[illegible]	(10)		29.64	45		20.41
General and administrative expenses	[illegible]	1		3.03	(31)		4.38
Foreign exchange loss	[illegible]	(24)		4.70	(23)		6.09
	[illegible]	(3)		45.08	7		42.02
Segment income before income taxes	[illegible]	120	$	13.00	(76)	$	53.78

(1) Segmented results of operations for Colombia include the operations of Solana subsequent to our acquisition of Solana on November 14, 2008.

(2) Natural gas liquids ("NGL") volumes are converted to boe on a one-on-one basis with oil. Gas volumes are converted to boes at the rate of six mcf of gas per barrel of oil, based upon the approximate relative energy content of gas and oil, which rate is not necessarily indicative of the relationship of oil and gas prices.

(3) Production represents production volumes adjusted for inventory changes.

Segmented Results of Operations — Colombia for the Year Ended December 31, 2010 Compared to the Results for the Year Ended December 31, 2009

For the year ended December 31, 2010, **income before income taxes** from Colombia amounted to $142.5 million compared to income before taxes of $55.8 million recorded in 2009. An increase in production revenue more than offset increased operating, G&A, and DD&A expenses.

For the year ended December 31, 2010, **production of crude oil and NGLs**, net after royalties, increased by 15% to 4.9 million barrels compared to 4.3 million barrels in 2009. The increase in production is primarily due to the increase in wells on stream in Costayaco and the success of the Costayaco workover program. Production levels are after government royalties ranging from 8% to 26% and third party royalties of 2% to 10%. The additional government royalty paid in 2010 (discussed in "Consolidated Results of Operations") reduced the increase in total production from the Costayaco field as compared to the prior year.

Gran Tierra's Colombian operating results for the year ended December 31, 2010 were principally driven by the increase in production volumes and the associated increase in workover, transportation, operating, G&A and DD&A expenses. In 2010, Colombia production included Costayaco-1, -2, -3, -4, -8, -9, -10 (January 2010), and -11 (June 2010), Juanambu 1 and 2, and the Santana Block. In 2009, Colombia production included Costayaco-1, -2, -3, -4, -5, -8 (July 2009), -9 (September 2009), and Juanambu 1.

Outages on the Ecopetrol operated Trans Andean Pipeline ("OTA") result when sections of the pipeline are damaged. Outages reduced our deliveries to Ecopetrol for 29 days in 2010 (7 days in June and 22 days in September), as compared to 46 days in 2009 (32 days in July and August and 14 days in June). In January 2009, the Juanambu and Costayaco fields were also shut in for 10 days due to a general strike in the region where our operations are located. The overall decrease in sales as a result of the disruptions is estimated to be approximately 2% of total sales in 2010 and 14% of total sales in 2009.

Revenue and interest were positively affected by an increase in net realized crude oil prices in 2010 compared to 2009. The average net realized prices for crude oil, which are based on WTI prices, increased by 25% to $72.45 per barrel for the year ended December 31, 2010 compared to 2009. Increased production combined with the increased net realized crude oil price resulted in our revenue and interest from Colombia for the year ended December 31, 2010 increasing by 44% to $359.8 million from 2009 levels.

As a result of achieving gross field production of five million barrels in our Costayaco field during the month of September 2009, Gran Tierra became subject to an additional government royalty payable. The additional royalty is calculated on 30% of the field production revenue over an inflation adjusted trigger point. That trigger point for Gran Tierra was $32.13 for 2010 and $30.22 for 2009. Production revenue for this calculation is based on production volumes net of other government royalty volumes. In 2010, the actual government royalties at Costayaco averaged 24% including the additional government royalty of 15%. In 2009, the government royalties for the year averaged 16%, including the additional government royalty, once it became effective September 2009.

Operating expenses for the year ended December 31, 2010 increased to $50.4 million from $33.1 million in 2009. The increased operating expenses resulted from the Costayaco workover program ($6.6 million higher than in 2009), increased trucking resulting from increased volumes and OTA pipeline maintenance, and an increase in producing wells in Costayaco for 2010. On a per boe basis, operating expenses for 2010 increased to $10.11 compared to $7.71 incurred in 2009, reflecting higher operating costs partially offset by the effect of the increase in total production. The additional government royalty paid in 2010 as compared to 2009 further increased the per boe operating cost amounts from 2009.

For 2010, **DD&A** expense increased to $133.7 million from $127.2 million in 2009. Increased production levels partially offset by higher crude oil reserve levels and a lower future development cost added to the depletable base, accounted for the increase in DD&A expense. On a per boe basis, the DD&A expense in Colombia decreased by 10% to $26.80 for 2010, compared with $29.64 for 2009, due to higher production offset by increased proved reserves and lower future development costs.

Higher **G&A** expenses incurred to manage the increased level of development and operating activities resulted in G&A expense increasing to $15.2 million for the year ended December 31, 2010 from $13.0 million incurred in 2009. On a per boe basis, G&A expense in 2010 increased by 1% to $3.05 from $3.03 in 2009, due to higher costs partially offset by higher production. The additional government royalty paid in 2010 as compared to 2009 further increased the per boe G&A amounts from 2009.

The **foreign exchange loss** of $17.9 million for the year ended December 31, 2010 includes an unrealized non-cash foreign exchange loss of $14.6 million and compares to a foreign exchange loss of $20.2 million in 2009, including an unrealized non-cash foreign exchange loss of $19.3 million. The unrealized non-cash foreign exchange loss resulted primarily from the translation of a deferred tax liability recognized on the purchase of Solana. This deferred tax liability, a monetary liability, is denominated in the local currency of the Colombian foreign operations and as a result, foreign exchange gains and losses have been calculated on conversion to the U.S. dollar functional currency. A strengthening in the Colombian peso against the U.S. dollar results in foreign exchange losses, estimated at $104,000 for each one peso decrease in the exchange rate of the Colombian peso to one US dollar at December 31, 2010.

Segmented Results of Operations—Colombia for the Year Ended December 31, 2009 Compared to the Results for the Year Ended December 31, 2008

For the year ended December 31, 2009, **income before income taxes** from Colombia amounted to $55.8 million compared to income before taxes of $58.5 million recorded in 2008. An increase in production revenue was more than offset by increased expenses including a $13.5 million increase in foreign exchange loss to $20.2 million, of which $19.3 million is an unrealized non-cash foreign exchange loss, primarily due to the translation of deferred taxes. Also, a $105.0 million increase in DD&A, primarily a result of the amortization of the fair value of Solana's property, plant and equipment recorded upon our acquisition of Solana, partially offset the increase in production revenue. Higher operating expenses due to increased Colombian production and increased general and administrative expenses from expanded activities also contributed to a reduction in income before income taxes.

For the year ended December 31, 2009, **production of crude oil and NGLs**, net after royalties, increased by 295% to 4.3 million barrels compared to 1.1 million barrels in 2008. The incremental production volumes from Solana properties for the year ended December 31, 2009 were 2.2 million barrels of oil, compared to 69,747 barrels of oil subsequent to the acquisition of Solana on November 14, 2008. These production levels are after government royalties ranging from 8% to 22.5% and third party royalties of 2% to 10%.

Gran Tierra's Colombian operating results for the year ended December 31, 2009 are principally impacted by the inclusion of production from three new development wells in the Costayaco field, including Solana's 50% share of production from Costayaco, and Solana's 35% share of production from Juanambu-1 in the Guayuyaco Block. In 2008, Colombia production included production from Costayaco-1, 2, 3, 4, 5, and Juanambu-1 along with production from the Santana Block.

Our production in 2009 and 2008 was impacted by political and economic factors in Colombia. In the second and third quarter of 2009, and the first and second quarter of 2008, sections of the Ecopetrol operated Trans Andean Pipeline were damaged, which temporarily reduced our deliveries to Ecopetrol. On November 24, 2008, we temporarily suspended production operations in the Costayaco and Juanambu oil fields. This was as a result of a declaration of a state of emergency and force majeure by Ecopetrol, due to a general strike in the region where our operations are located. On January 12, 2009, crude oil transportation resumed in southern Colombia as a result of the lifting of the strike at the Orito facilities operated by Ecopetrol.

As a result of these factors, deliveries to Ecopetrol in 2009 were reduced to approximately 3,800 BOPD, net after royalties, for 32 days between July and August 2009, and reduced to approximately 2,200 BOPD, net after royalties, for 14 days in June, and we were shut in for the first 10 days of January. During the first quarter of 2008, deliveries to Ecopetrol were reduced to approximately 1,900 BOPD, net after royalties, for 18 days and in the second quarter of 2008 deliveries were reduced to approximately 2,300 BOPD, net after royalties, for 14 days.

Revenue and interest were negatively impacted by a decline in net realized crude oil prices in 2009 compared to 2008. The average net realized prices for crude oil, which are based on WTI prices, decreased by 39% to $58.04 per barrel for the year ended December 31, 2009 compared to 2008. However, substantially increased production resulted in our revenue and interest from Colombia for the year ended December 31, 2009 increasing by 139% to $249.3 million from 2008.

As a result of achieving gross field production of five million barrels in our Costayaco field during the month of September 2009, Gran Tierra is now subject to an additional government royalty payable. This royalty is calculated on 30% of the field production revenue over an inflation adjusted trigger point. That trigger point for Gran Tierra was $30.22 for 2009. Production revenue for this calculation is based on production volumes net of other government royalty volumes. Average government royalties at Costayaco with gross production of 19,000 BOPD and $70 WTI per barrel are approximately 24.8%, including the additional government royalty of approximately 17.0%. The National Hydrocarbons Agency sliding scale royalty at 19,000 BOPD is approximately 9.4% and this royalty is deductible prior to calculating the additional government royalty.

Operating expenses for the year ended December 31, 2009 increased to $33.1 million from $12.1 million in 2008. The increased operating expenses resulted from the increase in production and the inclusion of the Solana operations acquired on November 14, 2008. However, on a per boe basis, operating expenses for 2009 declined to $7.71 compared to $11.14 incurred in 2008, reflecting the reduction of fixed operating costs per barrel as total production increased.

For 2009, **DD&A** expense increased to $127.2 million from $22.2 million in 2008. Increased production levels coupled with a higher depletable cost base resulting from the Solana acquisition, partially offset by higher crude oil reserve levels, accounted for the increase in DD&A expense. The incremental DD&A expense recorded as a result of the Solana acquisition was $102.5 million for the year ended December 31, 2009 compared to $6.9 million recorded in 2008. On a per boe basis, the DD&A expense in Colombia increased by 45% to $29.64 for 2009, compared with $20.41 for 2008, due to the higher depletable cost base reflecting the Solana properties recorded at fair value upon acquisition, partially offset by increased proved reserves.

Higher **G&A** expenses incurred to manage the increased level of development and operating activities, the Solana acquired properties, and increased stock-based compensation expense resulted in G&A expense increasing to $13.0 million for the year ended December 31, 2009 from $4.8 million incurred in 2008. On a per boe basis, G&A expense in 2009 decreased by 31% to $3.03 from $4.38 in 2008, due to higher production.

The **foreign exchange loss** of $20.2 million for the year ended December 31, 2009 includes an unrealized non-cash foreign exchange loss of $19.3 million which resulted primarily from the translation of a deferred tax liability denominated in Colombian Pesos recognized on the purchase of Solana. A strengthening in the Colombian peso against the U.S. dollar results in foreign exchange losses, estimated at $104,000 for each one peso decrease in the exchange rate of the Colombian peso to one US dollar.

Capital Program — Colombia

Gran Tierra's focus for 2010 was to continue with the development of the Costayaco field to increase our production and reserves, in addition to undertaking additional oil exploration efforts to further define the potential of our acreage in Colombia. In support of this strategy, our capital expenditures in Colombia amounted to $105.5 million for the year ended December 31, 2010.

Segmented Capital Expenditures — Colombia		[illegible]
Block and Activity (Millions of U.S. Dollars)		[illegible]
Chaza	Costayaco facilities and site preparation and drilling for Costayaco-11, -12, -13, Moqueta-1, -2, -3, -4, Pacayaco-1, Canangucho-1	[illegible]
Rio Magdalena	Popa-3 drilling	[illegible]
Guayuyaco	Juanambu-2 drilling and facilities	[illegible]
Garibay	Completion of 3D seismic program and Jilguero-1 drilling	[illegible]
Rumiyaco	Commencement of 3D seismic	[illegible]
Piedemonte Sur	Taruka-1 well	[illegible]
Azar	2D and 3D seismic programs	[illegible]
Piedemonte Norte	Commencement of 3D seismic	[illegible]
Magangue	Guepaje facilities	[illegible]
Capitalized G&A, $5.0 property acquisition and other		[illegible]
Segmented Capital Expenditures — Colombia		[illegible]

For comparison, for the year ended December 31, 2009, we spent $81.4 million on capital projects.

Segmented Capital Expenditures — Colombia			Year Ended December 31.
Block and Activity (Millions of U.S. Dollars)			2009
Chaza	Drilled and tested Costayaco-6, -7, -8, -9, commenced drilling of Costayaco-10, drilled Dantayaco-1, commenced 2D seismic program, installed facilities and equipment	$	53.6
Rio Magdalena	Completion and long term testing of Popa-2 well and 3D 75 kilometers ("km") seismic program		3.4
Guachiria	Completed acquisition of 115 square kilometers ("km^2") of 3D seismic		1.0
Guachiria Norte	Drilling of the Puinaves-2 exploration well, which was dry		5.8
Guachiria Sur	Completed acquisition of 115 km^2 of 3D seismic		3.7
Garibay	Completed acquisition of 110 km^2 of 3D seismic		3.4
Azar	Commencement of 2D and 3D seismic programs		2.3
Guayayaco	Juanambu production separator		2.0
Leasehold improvements			1.8
Capitalized G&A and other			4.4
Segmented Capital Expenditures — Colombia		$	81.4

For comparison, for the year ended December 31, 2008, we spent $31.7 million on capital projects. Included in this amount was $6.8 million in capital expenditures related to the Solana properties subsequent to the acquisition.

Segmented Capital Expenditures — Colombia			Year Ended December 31.
Block and Activity (Millions of U.S. Dollars)			2008
Chaza	Drilled and tested Costayaco-2, -3, -4, -5, commenced drilling of Costayaco-6, and facilities and equipment	$	17.8
Costayaco pipeline	15 km 8-inch pipeline to connect Costayaco field to existing pipeline infrastructure		4.0
Azar	Acquired 40 km^2 of 3D seismic and we performed one well re-entry on the Palmera 1 well, encountering oil		1.3
Guachiria	Drilling Los Aceites-1 and Primavera-1		1.1
Guachiria Norte	Drilled an exploration well, Zafiro-1, in November 2008, which was dry		3.4
Capitalized G&A and other			4.1
Segmented Capital Expenditures — Colombia		$	31.7

In October 2010, we sold a 3% overriding interest in Jilguero-1 and a 1% overriding interest in the Garibay Block for $6.4 million.

Due to the high cost to transport oil produced from the Guachiria Blocks in the Llanos Basin in Colombia, production was shut in February 2009. In April 2009, Gran Tierra signed an asset purchase and sale agreement with a third party for Gran Tierra's interests in the Guachiria Norte, Guachiria, and Guachiria Sur blocks. Principal terms included consideration of $7.0 million from the third party, comprising an initial cash payment of $4.0 million at closing, followed by 15 monthly installments of $200,000 each beginning June 1, 2009 and extending through August 3, 2010, less settlement of outstanding amounts. The sale closed on April 16, 2009 and Gran Tierra recorded net proceeds of $6.3 million. Gran Tierra retained a 10% overriding royalty interest on the Guachiria Sur Block, which, in the event of a discovery, is designed to reimburse 200% of our costs for previously acquired seismic data.

Segmented Results — Argentina

Segmented Results of Operations — Argentina (Thousands of U.S. Dollars)	% Change	2009	% Change	2008
				Year Ended December 31,
Oil and natural gas sales	1	$ 13,795	44	$ 9,603
Interest	(80)	127	452	23
	1	13,922	45	9,626
Operating expenses	17	7,537	7	7,027
Depletion, depreciation, accretion and impairment	253	8,339	146	3,390
General and administrative expenses	24	2,318	13	2,055
Foreign exchange loss (gain)	493	(42)	(114)	311
	127	18,152	42	12,783
Segment loss before income taxes	544	$ (4,230)	34	$ (3,157)
Production, Net of Royalties				
Oil and NGL's ("bbl") (1) (2)	(16)	337,316	39	242,947
Average Prices				
Oil and NGL's ("per bbl")	20	$ 40.90	3	$ 39.53
Segmented Results of Operations ("per boe")				
Oil and NGL sales	20	$ 40.90	3	$ 39.53
Interest	(76)	0.38	322	0.09
	19	41.28	4	39.62
Operating expenses	39	22.34	(23)	28.92
Depletion, depreciation, accretion and impairment	319	24.72	77	13.95
General and administrative expenses	47	6.87	(19)	8.46
Foreign exchange loss (gain)	583	(0.12)	(110)	1.28
	170	53.81	2	52.61
Segment loss before income taxes	666	$ (12.53)	(4)	$ (12.99)

(1) NGL volumes are converted to boe on a one-to-one basis with oil.
(2) Production represents production volumes adjusted for inventory changes.

Segmented Results of Operations — Argentina for the Year Ended December 31, 2010 Compared to the Results for the Years Ended December 31, 2009 and December 31, 2008

For the 2010 fiscal year, the **pre-tax loss** from Argentina was $27.3 million compared to pre-tax losses of $4.2 million and $3.2 million recorded in fiscal years 2009 and 2008, respectively, due to lower production levels and increased operating and G&A expenses as well as DD&A in 2010, only partially offset by increased oil prices. Operating expenses increased due primarily to costs associated with Valle Morado, which had limited operating costs in 2009, prior to re-entry in the third quarter of 2010. DD&A included charges for ceiling test impairment of the Argentina cost center of $23.6 million in 2010 and $1.9 million in 2009. The impairment loss in 2010 included $17.9 million relating to the abandonment of the sidetrack operations at the GTE.St.VMor-2001 well. The remaining $5.2 million impairment loss resulted from an increase in estimated future operating costs to produce remaining proved reserves and a reduction in reserves. General and administrative expenses increased due to an increase in staffing and consulting fees over 2009 levels.

Crude oil and NGL production, net after 12% royalties, decreased 16% to 284,044 barrels in 2010 compared to 337,316 barrels in 2009 and 242,947 barrels in 2008. The decrease resulted from general production declines. The increase in production levels in 2009 in comparison with 2008 resulted from the successful completion and testing of the Proa-1 exploration well in the Surubi Block in the third quarter of 2008 with sales commencing in the fourth quarter of that year.

Due to the local regulatory regimes, the price we currently receive for production from our blocks is approximately $53.50 per barrel. Furthermore, currently all oil and gas producers in Argentina are operating without sales contracts. A new withholding tax regime was introduced in Argentina with Resolution 394/2007 . Producers and refiners of oil in Argentina have been unable to determine an agreed sales price for oil deliveries to refineries since the mentioned resolution; however, we are continuing sales of our oil under monthly agreements with Refinor S.A. We are working with other oil and gas producers in the area, as well as Refinor S.A., to lobby the federal government for change.

Capital Program — Argentina

Capital expenditures for the year ended December 31, 2010 amounted to $33.9 million and included exploratory seismic in the Santa Victoria Block for $3.9 million, a $2.7 million workover in El Chivil and $24.4 million related to the re-entry and sidetrack of the GTE.St.VMor-2001 well, including $2.0 million to buy out our partner's option to back in for an additional working interest.

Capital expenditures for the year ended December 31, 2009 amounted to $4.5 million mainly related to workovers, facility construction, and the acquisition of seismic.

Capital expenditures for the year ended December 31, 2008, amounted to $11.7 million and included drilling of the Proa-1 discovery well on the Surubi Block for a net cost of $9.5 million. Proa-1 commenced production in September 2008. The provincial oil company REFSA farmed-in to the block for a 15% working interest, and are paying their share of well costs from their share of production from Proa-1. In 2008, other costs of $1.2 million were incurred primarily on capitalized well workovers, well re-entries, seismic acquisition, and equipment upgrades.

Segmented Results — Corporate

				Year Ended December 31,			
Segmented Results of Operations — Corporate (Thousands of U.S. Dollars)	2010	% Change		2009	% Change		2008
Interest	[illegible]	39	$	494	140	$	206
Operating expenses	207	33		156	111		74
Depletion, depreciation and accretion	[illegible]	38		311	110		148
General and administrative expenses	[illegible]	65		13,458	14		11,769
Derivative financial instruments (gain) loss	[illegible]	123		190	(198)		(193)
Foreign exchange gain	[illegible]	285		(319)	(54)		(698)
	[illegible]	56		13,796	24		11,100
Segment loss before income taxes	[illegible]	57	$	(13,302)	22	$	(10,894)

Segmented Results of Operations — Corporate

In addition to the expenditures associated with the maintenance of Gran Tierra's headquarters in Calgary, Alberta, Canada, cost of compliance and reporting under the securities regulations, business development and technical oversight and support for our operations, the results of the Corporate Segment include the results of our initial operations in Peru and Brazil.

G&A Expenses

Increased staffing levels to support business development activities and expanded operations in Peru and Brazil as well as higher stock based compensation expense due to increased stock option grants were the contributing factors to the three-year increase in Corporate G&A.

Derivative Financial Instruments (Gain) Loss

(Thousands of U.S. Dollars)	Year Ended December 31, 2009	2008
Realized financial derivative (gain) loss	$ (87)	$ 2,689
Unrealized financial derivative (gain) loss	277	(2,882)
Derivative financial instruments (gain) loss	$ 190	$ (193)

Assets (Liabilities)	As at December 31, 2009
Derivative financial instruments	$ (44)

In accordance with the terms of the credit facility with Standard Bank Plc, in February of 2007 we entered into a costless collar financial derivative contract for crude oil based on WTI price, with a floor of $48.00 and a ceiling of $80.00, for a three year period, for 400 barrels per day from March 2007 to December 2007, 300 barrels per day from January 2008 to December 2008, and 200 barrels per day from January 2009 to February 2010. We had no derivative contracts outstanding at December 31, 2010.

For the year ended December 31, 2010, we recorded a gain of $44,000. This compares to a loss of $0.2 million and gain of $0.2 million, for the years ended December 31, 2009, and 2008, respectively. These gains and losses are based on the effects of changing WTI crude oil price, and forward price curves used to fair value the costless collar at the respective year ends.

Foreign Exchange Loss (Gain)

The foreign exchange loss (gain) results from the translation of foreign currency denominated transactions to U.S. Dollars.

Capital Program — Corporate

The capital expenditures for the Corporate Segment during the year ended December 31, 2010 were $37.6 million. These expenditures included $21.2 million for seismic acquisition in Peru on our exploration blocks 122 and 128, a $2.0 million deposit on the farm-in of Block 95 in Peru, an $8.0 million refundable deposit on the Brazil farm-in, $4.4 million non-refundable expenditures relating to capital commitments on the Brazil farm-in, and $ 2.0 million of general corporate assets.

The capital expenditures for the Corporate Segment during the year ended December 31, 2009 were $2.2 million. These expenditures included $1.8 million for Peru on our exploration blocks 122 and 128 for drilling feasibility and geological studies.

The 2008 capital expenditures of $3.3 million for the Corporate Segment included expenditures of $2.8 million for Peru on our exploration blocks 122 and 128. Acquisition of technical data through aeromagnetic-gravity studies began in 2007, and was completed in the first half of 2008, with a total of 20,000 kilometers of data acquired over both blocks. In 2008, we started Environmental Impact Assessments and the community consultation process on both blocks. These projects were completed in 2009, along with drilling feasibility and geological studies.

Fourth Quarter Results

The following table provides an analysis of quarterly financial information (in thousands of dollars except production, per share and per BOE amounts) for the three months ended December 31, 2010 compared to the same period in 2009:

	Three Months Ended December 31,			
Selected Quarterly Financial Information		2010		2009
Production — barrels of oil equivalent per day		15,928		14,714
Per BOE prices realized	$	76.79	$	70.93
Revenue and other income	$	[illegible]	$	96,286
Expenses		[illegible]		53,106
Income before income tax		[illegible]		43,180
Income tax expense		[illegible]		12,355
Net income		[illegible]		30,825
Basic earnings per share	$	0.05	$	0.13
Diluted earnings per share	$	0.04	$	0.12

The fourth quarter 2010 net income was positively impacted by the increase in production and higher crude oil prices, partially offset by the increase in expenses related to expanded operations.

Revenue and other income for the fourth quarter of 2010 amounted to $112.7 million, an increase of 17% from the same quarter last year. Higher production levels and improved crude oil prices contributed to this significant increase. Production of crude oil and natural gas increased by 8% to 15,928 BOEPD from 14,714 BOEPD in the last quarter of 2009. The positive effect of this increase in production was complemented by the increase in crude oil prices. Average prices per boe increased by 8% to $76.79 in the fourth quarter of 2010 from $70.93 realized in the same quarter last year.

Operating expenses increased $4.7 million in the fourth quarter of 2010 as compared to the fourth quarter of 2009 due primarily to the workover program in Costayaco and increased transportation costs related to higher production and pipeline maintenance in 2010. G&A expenses increased $2.8 million in the fourth quarter of 2010 as compared to the fourth quarter of 2009 due to increased activity. DD&A expense between the two quarters increased $15.9 million to $56.3 million in 2010 mainly due to the Argentina cost center ceiling test impairment of which $17.9 million related to the abandonment of the GTE.St.VMor-2001 sidetrack operations offset by a higher reserve base in 2010. The comparative results between the two quarters were also affected by a foreign exchange gain of $16.9 million recorded in the three months ended December 31, 2010 compared to a foreign exchange gain of $12.6 million recorded in the same quarter of the previous year, as previously discussed.

Liquidity and Capital Resources

At December 31, 2010, we had cash and cash equivalents of $355.4 million compared to $270.8 million at December 31, 2009, and $176.8 million at December 31, 2008. We believe that our cash position, together with positive cash flow from operations and no debt, will provide us with sufficient liquidity to meet our strategic objectives and fund our planned capital program for at least the next twelve months. In accordance with our investment policy, cash balances are invested only in United States or Canadian government backed federal, provincial or state securities with the highest credit ratings and short term liquidity. We believe that our current financial position provides us the flexibility to respond to both internal growth opportunities and those available through acquisitions.

Gran Tierra believes that it has sufficient available cash and cash flow from operations to cover its expected funding needs on both a short-term and long-term basis. If the need were to arise, Gran Tierra believes that it could access short-term debt markets, to fund its short-term requirements and to ensure near-term liquidity. Gran Tierra regularly monitors the credit and financial markets and, in the future, may take advantage of what it believes are favorable market conditions to issue long-term debt to further improve its liquidity and capital resources. Gran Tierra's long-term financing strategy is to maintain continuous access to the debt markets to accommodate its long term growth strategy.

Effective July 30, 2010, a subsidiary of Gran Tierra, Solana, established a credit facility with BNP Paribas for a three-year term which may be extended or amended by agreement between the parties. This reserve based facility has a maximum borrowing base up to $100 million and is supported by the present value of the petroleum reserves of our two subsidiaries with operating branches in Colombia — Gran Tierra Energy Colombia Ltd. and Solana Petroleum Exploration (Colombia) Ltd. The initial committed borrowing base is $20 million. Amounts drawn down under the facility bear interest at the USD LIBOR rate plus 3.5%. In addition, a stand-by fee of 1.50% per annum is charged on the unutilized balance of the committed borrowing base and is included in general and administrative expense. Under the terms of the facility, we are required to maintain and were in compliance with certain financial and operating covenants. As at December 31, 2010, we had not drawn down any amounts under this facility.

Cash Flows

During the year ended December 31, 2010, our cash and cash equivalents increased by $84.6 million as cash inflows from operations of $203.8 million and from financing activities of $24.7 million more than offset net cash outflows for investing activities of $143.9 million.

Net cash provided by operating activities in 2010 was positively affected by the increases in crude oil production and realized oil price over the prior year. The positive affect of the higher production and pricing levels was partially offset by increases in operating and G&A expenses and cash taxes as well as an increase in accounts receivable associated with the higher oil revenue and a reduction of accounts payable related to operating activities.

As previously discussed, the oil and gas property expenditures in 2010 primarily related to continued development of our Costayaco field in Colombia and the identification of new exploration prospects in all business units resulting in the increase in cash used for investing activities. Cash provided by financing activities in 2010 related to the exercise of outstanding warrants and employee stock options.

During the year ended December 31, 2009, our cash and cash equivalents increased by $94.0 million as cash inflows from operations of $165.5 million and from financing activities of $4.9 million more than offset cash outflows for investing activities of $76.4 million.

Net cash provided by operating activities in 2009 was affected by the significant increase in crude oil production partially offset by the decrease in oil prices and increase in receivables related to oil sales. The acquisition of Solana along with the additional production from three new development wells in Colombia contributed to the increased production. This increased oil revenue from higher production volumes and a higher fourth quarter 2009 average oil price received, as compared to the same quarter of the prior year, resulted in our accounts receivable increasing from the 2008 year end. This was more than offset by an increase in our accounts payable and accrued liabilities associated with operating activities at year end. In addition, in December 2008, our operations in Colombia were significantly restricted due to a general strike which reduced our year end accounts receivable. The 2009 oil and gas property expenditures primarily related to continued development of our Costayaco field in Colombia and the identification of new exploration prospects in all business units resulting in the increase in cash used for investing activities. Cash provided by financing activities related to the exercise of outstanding warrants and employee stock options.

For the year ended December 31, 2008, our cash and cash equivalents increased by $158.6 million due to positive cash inflows from operations of $109.7 million, from investing activities of $27.1 million and from financing activities of $21.7 million. Net cash provided by operating activities was positively affected by the significant increases in crude oil production and prices as well as collection of receivables obtained as part of the Solana acquisition and an increase in current income taxes payable related to Gran Tierra's taxable position in Colombia. Cash inflows from investing activities included $81.9 million assumed on the purchase of Solana, net of acquisition costs, offset by $55.2 million in capital expenditures related to our exploration and development and other oilfield related activities net of the change in non-cash working capital. Cash inflows from financing activities of $21.7 million related to the proceeds from the exercise of warrants and stock options.

As previously discussed, the increase in oil and gas property expenditures primarily relate to continued development of our Costayaco field in Colombia and the identification of new exploration prospects in all business units resulting in the increase in cash used for investing activities. Cash provided by financing activities relates to the exercise of outstanding warrants and employee stock options.

Off-Balance Sheet Arrangements

As at December 31, 2010, 2009 and 2008 we had no off-balance sheet arrangements.

Contractual Obligations

Gran Tierra holds three categories of operating leases, namely office, vehicle and housing. We pay monthly costs of $0.2 million for office leases, $11,000 for vehicle leases and $5,000 for certain employee accommodation leases in Colombia, Argentina and Peru.

Future lease payments and other contractual obligations at December 31, 2010 are as follows:

					As at December 31, 2010
					Payments Due in Period
Contractual Obligations (Thousands of U.S. Dollars)	Total	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 years
Operating leases	$ 5,444	$ 2,476	$ 2,068	$ 900	$ –
Software and telecommunication	1,456	1,137	319	–	–
Drilling, completion, facility construction and oil transportation services	71,412	62,754	8,658	–	–
Consulting	393	393	–	–	–
Total	$ 78,705	$ 66,760	$ 11,045	$ 900	$ –

Contractual commitments have increased $45.4 million from December 31, 2010 as a result of increased operating leases primarily due to entering into more third party facility construction, oil transportation and drilling rig commitment contracts ($46.4 million), in Colombia, Argentina, and Peru.

The acquisition of Petrolifera, announced January 2011 and expected to close in March 2011, will be achieved through a share exchange; however, we expect to retire Petrolifera's bank debt after closing, which would result in a cash outflow of approximately $60 million.

Related Party Transactions

On August 3, 2010, Gran Tierra entered into a contract related to the drilling program in Peru with a company for which one of Gran Tierra's directors is a shareholder and director. At December 31, 2010, $0.8 million has been capitalized and accrued in relation to this contract, the terms of which, are consistent with market conditions.

In connection with the Solana acquisition, we acquired additional office space of 4,441 square feet used by Solana as its headquarters in Calgary. On February 1, 2009, we entered into a sublease for that office space with a company, of which one of Gran Tierra's directors is a shareholder and director. The term of the sublease runs from February 1, 2009 to August 31, 2011 and the sublease payment is $7,800 per month plus approximately $4,000 for operating and other expenses. The terms of the sublease were consistent with market conditions in the Calgary real estate market.

Subsequent Events

On January 17, 2011, we entered into an Agreement to acquire all the issued and outstanding shares and warrants of Petrolifera Petroleum Limited ("Petrolifera"). Petrolifera is a Canadian based international oil and gas company that trades on the Toronto Stock Exchange and has oil and gas assets in Argentina, Colombia, and Peru. Under the terms of the Agreement, Petrolifera shareholders will receive 0.1241 of a share of Gran Tierra Energy, for every Petrolifera share held. In addition, we will issue replacement warrants for the outstanding warrants to purchase Petrolifera common shares, in the amount of 0.1241 of a Gran Tierra warrant for each Petrolifera warrant. A total of approximately 19 million of Gran Tierra's shares are expected to be issued in the transaction, which represents approximately an 8% increase in shares outstanding. Total consideration for the transaction will be approximately $195 million, including the assumption of Petrolifera's debt, working capital and investments as of September 30, 2010. The Agreement is subject to regulatory, court, stock exchange, and Petrolifera securityholder approvals and is scheduled to close in March 2011.

On January 12, 2011, we entered into an agreement to sublease office space to a company for which Gran Tierra's President and Chief Executive Officer serves as an independent director. The term of the sublease runs from February 1, 2011 to January 30, 2013 and, at $4,444 per month, the terms are consistent with market conditions in the Calgary, Alberta, Canada real estate market.

Outlook

Business Environment

Our revenues have been positively impacted by the increase in crude oil prices from the prior year. Crude oil prices are volatile and unpredictable and are influenced by concerns about financial markets and the impact of the downturn in the worldwide economy on oil demand growth. Further, following the acquisition of Petrolifera through a share exchange, announced January 2011 and expected to close in March 2011, we expect to retire Petrolifera's bank debt, which will reduce our cash by approximately $60 million. However, based on projected production, prices, costs and our current liquidity position, we believe that our current operations and capital expenditure program can be maintained from cash flow from existing operations and cash on hand, barring unforeseen events or a severe downturn in oil and gas prices. Should our operating cash flow decline, we would examine measures such as reducing our capital expenditure program, issuance of debt, disposition of assets, or issuance of equity.

Our future growth and acquisitions may depend on our ability to raise additional funds through equity and debt markets. Determination of the borrowing base under our credit facility will most likely be dependent on our success in maintaining or increasing oil and gas reserves and on future oil prices. Should we be required to raise debt or equity financing to fund capital expenditures or other acquisition and development opportunities, such funding may be affected by the market value of our common stock. If the price of our common stock declines, our ability to utilize our stock to raise capital may be negatively affected. Also, raising funds by issuing stock or other equity securities would further dilute our existing stockholders, and this dilution would be exacerbated by a decline in our stock price. Any securities we issue may have rights, preferences and privileges that are senior to our existing equity securities. Borrowing money may also involve pledging of some or all of our assets. Volatility in the credit markets may increase costs associated with renewing or issuing debt, or affect our, or third parties we seek to do business with, ability to access those markets.

2011 Work Program and Capital Expenditure Program

In December 2010, prior to the finalization and announcement of the Petrolifera acquisition, we announced the details of Gran Tierra's 2011 work program. Gran Tierra's 2011 work program is intended to create both growth and value in our existing assets through increasing our reserves and production from exploration financed by cash flow, while retaining financial flexibility with a strong cash position and no debt, so that we can be positioned to undertake further development opportunities and to pursue acquisition opportunities. However, actual capital expenditures may vary significantly from our 2011 work program if unexpected events or circumstances occur, such as new opportunities present themselves, or anticipated opportunities do not come to fruition, which may therefore either increase or decrease the amount of capital expenditures we incur in 2011. Capital commitments and other exploration and development opportunities arising from the Petrolifera acquisition were not contemplated in the original capital program and may have a significant impact on the amount and allocation of capital expenditures for each country. The effect of the acquisition on the capital program will be assessed on an ongoing basis.

Excluding potential exploration success, production in 2011 is expected to range between 16,000 and 18,000 BOEPD net after royalty.

Gran Tierra has planned a 2011 capital spending program of $299 million for exploration and development activities in Colombia, Peru, Argentina and Brazil. Planned capital expenditures are $148 million in Colombia, $56 million in Peru, $39 million in Argentina, and $55 million in Brazil.

We expect that our committed and discretionary 2011 capital program can be funded from cash flow from operations and cash on hand. The details of the capital programs planned for each country do not contemplate any effect of the Petrolifera acquisition and the portfolio of prospects and commitments that the acquisition includes. The following outlook represents the capital program based upon the current portfolio of Gran Tierra properties.

Outlook — Colombia

The 2011 capital program in Colombia is $148 million. Facility construction associated with ongoing development of the Moqueta field and further facility work at Costayaco is expected to be $30 million. $53 million is budgeted for seismic and $65 million for exploration and development drilling. The drilling program includes four gross development wells and a six well exploration program that comprises four gross exploration wells and two stratigraphic test wells.

The 2011 exploration drilling program in Colombia includes 4 exploration wells, 2 stratigraphic test wells and seismic acquisitions including 440 km^2 of 3D seismic and 370 km^2 of 2D seismic.

In addition to the above exploration activity we plan to spend approximately $30 million on infrastructure, which includes flow lines, gas reinjection facilities, road access construction and full field development planning.

Outlook — Argentina

The 2011 capital program in Argentina is $40 million. Gran Tierra's planned work program for 2011 includes costs related to the re-entry and sidetrack of the GTE.St.VMor-2001 well and related facilities upgrades, as well as the drilling of a development well in Palmar Largo, workovers in El Vinalar, facility construction, and geophysical work. In February 2011, the sidetrack and re-entry operations at the GTE.St.VMor-2001 well were suspended and the well bore will be abandoned while Gran Tierra evaluates other options associated with field development. The capital budget may be revised based on the results of the evaluation.

Outlook — Peru

The 2011 capital program in Peru is $56 million, including $34 million related to drilling exploration wells and an additional $19 million related to seismic.

Gran Tierra began drilling the first exploration well in Block 128 in February 2011 and plans to drill the second exploration well on Block 122 in the third quarter of 2011. 20% of Block 128 was also relinquished in February 2011.

Seismic activity is planned to continue in blocks 123, 124, and 129 with exploration drilling environmental impact assessments to be conducted concurrently in blocks 123 and 129.

Upon approval of assignment of interests to Gran Tierra by Perupetro S.A., Gran Tierra plans to drill one exploration well on Block 95 in the fourth quarter of 2011.

Outlook — Brazil

The 2011 capital program in Brazil is $55 million and includes $17 million budgeted for drilling and completions and the remainder relates to acquisition costs of the working interest ownership as described below.

Upon the anticipated regulatory approval from Brazil's Agencia Nacional de Petroleo, Gas Natural e Biocombustiveis ("ANP"), Gran Tierra will hold a 70% working interest in Blocks REC-T-129, -142, -155, and -224 in the onshore Reconcavo Basin. The first exploration well in Block 129 is planned for the second quarter of 2011 and will be followed by up to three additional exploration wells including two wells on Block 142 and one well on Block 155. Additionally, two appraisal wells on Block 155 are planned to further develop the existing 1-ALV-2-BA well discovery on the Block.

Critical Accounting Policies and Estimates

The preparation of financial statements under generally accepted accounting principles ("GAAP") in the United States requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The critical accounting policies used by management in the préparation of our consolidated financial statements are those that are important both to the presentation of our financial condition and results of operations and require significant judgments by management with regards to estimates used. We believe that the assumptions, judgments and estimates involved in oil and gas accounting and reserves determination, establishment of fair values of assets and liabilities acquired as part of acquisitions, impairment, asset retirement obligations, goodwill impairment, deferred income taxes, share-based payment arrangements, and warrants have the greatest potential impact on our consolidated financial statements. These areas are key components of our results of operations and are based on complex rules which require us to make judgments and estimates, so we consider these to be our critical accounting estimates. Our critical accounting policies and significant judgments and estimates related to those policies are discussed below.

Actual results could differ from these estimates, however, historically, our assumptions, judgments and estimates relative to our critical accounting estimates have not differed materially from actual results.

On a regular basis we evaluate our assumptions, judgments and estimates. We also discuss our critical accounting policies and estimates with the Audit Committee of the Board of Directors.

Oil and Gas Accounting-Reserves Determination

We follow the full cost method of accounting for our investment in oil and natural gas properties, as defined by the U.S. Securities and Exchange Commission ("SEC"), as described in note 2 to our annual consolidated financial statements. Full cost accounting depends on the estimated reserves we believe are recoverable from our oil and gas reserves. The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data.

To estimate the economically recoverable oil and natural gas reserves and related future net cash flows, we incorporate many factors and assumptions including:

- Expected reservoir characteristics based on geological, geophysical and engineering assessments
- Future production rates based on historical performance and expected future operating and investment activities
- Future commodity prices
- Future oil and gas quality differentials
- Assumed effects of regulation by governmental agencies
- Future development and operating costs

We believe our assumptions are reasonable based on the information available to us at the time we prepare our estimates. However, these estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

Management is responsible for estimating the quantities of proved oil and natural gas reserves and for preparing related disclosures. Estimates and related disclosures are prepared in accordance with SEC requirements and generally accepted industry practices in the United States as prescribed by the Society of Petroleum Engineers. Reserve estimates are audited at least annually by independent qualified reserves consultants.

Our Board of Directors oversees the annual review of our oil and gas reserves and related disclosures. The Board meets with management periodically to review the reserves process, results and related disclosures and appoints and meets with the independent reserves consultants to review the scope of their work, whether they have had access to sufficient information, the nature and satisfactory resolution of any material differences of opinion, and in the case of the independent reserves consultants, their independence.

Reserves estimates are critical to many of our accounting estimates, including:

- Determining whether or not an exploratory well has found economically producible reserves
- Calculating our unit-of-production depletion rates. Proved reserves estimates are used to determine rates that are applied to each unit-of-production in calculating our depletion expense.
- Assessing, when necessary, our oil and gas assets for impairment. Estimated future cash flows are determined using proved reserves.

The critical estimates used to assess impairment, including the impact of changes in reserves estimates, are discussed below:

Oil and Gas Accounting and Impairment

The accounting for and disclosure of oil and gas producing activities requires that we choose between GAAP alternatives. We use the full cost method of accounting for our oil and natural gas operations. Under this method, separate cost centers are maintained for each country in which we incur costs. All costs incurred in the acquisition, exploration and development of properties (including costs of surrendered and abandoned leaseholds, delay lease rentals, dry holes and overhead related to exploration and development activities) are capitalized. The sum of net capitalized costs and estimated future development costs of oil and natural gas properties for each full cost center are depleted using the unit-of-production method. Changes in estimates of proved reserves, future development costs or asset retirement obligations are accounted for prospectively in our depletion calculation.

Investments in unproved properties are not depleted pending the determination of the existence of proved reserves. Unproved properties are assessed periodically to ascertain whether impairment has occurred. Unproved properties, the costs of which are individually significant, are assessed individually by considering the primary lease terms of the properties, the holding period of the properties, and geographic and geologic data obtained relating to the properties. Where it is not practicable to individually assess the amount of impairment of properties for which costs are not individually significant, these properties are grouped for purposes of assessing impairment. The amount of impairment assessed is added to the costs to be amortized in the appropriate full cost pool.

The acquisition of Solana was accounted for using the purchase method, with Gran Tierra being the acquirer, whereby the Solana assets acquired and liabilities assumed were recorded at their fair values at the acquisition date with the excess of the purchase price over the fair values of the tangible and intangible net assets acquired recorded as goodwill. Calculation of fair values of assets and liabilities, which was done with the assistance of independent advisors, is subject to estimates which include various assumptions including the extent of proved and unproved reserves of the acquired company as well as the future production and development costs and the future oil and gas prices.

While these estimates of fair value for the various assets acquired and liabilities assumed have no effect on our liquidity or capital resources, they can have an effect on the future results of operations. Generally, the higher the fair value assigned to both oil and gas properties and non-oil and gas properties, the lower future net income will be as a result of higher future depreciation, depletion and accretion expense. Also, a higher fair value assigned to the oil and gas properties, based on higher future estimates of oil and gas prices, will increase the likelihood of a full cost ceiling write down in the event that future oil and gas prices drop below our price forecast that we used to originally determine fair value.

Companies that use the full cost method of accounting for oil and natural gas exploration and development activities are required to perform a ceiling test calculation each quarter on a country-by-country basis. The ceiling limits these pooled costs to the aggregate of the after-tax, present value, discounted at 10%, of future cash flows attributable to proved reserves, known as the standardized measure, plus the lower of cost or market value of unproved properties less any associated tax effects. Cash flow estimates for our impairment assessments require assumptions about two primary elements — constant prices and reserves. It is difficult to determine and assess the impact of a decrease in our proved reserves on our impairment tests. The relationship between the reserves estimate and the estimated discounted cash flows is complex because of the necessary assumptions that need to be made regarding period end production rates, twelve month unweighted average prices and costs. If these capitalized costs exceed the ceiling, we will record a write-down to the extent of such excess as a non-cash charge to earnings. Any such write-down will reduce earnings in the period of occurrence and result in lower DD&A expense in future periods. A write-down may not be reversed in future periods, even though higher oil and natural gas prices may subsequently increase the ceiling. Due to the complexity of the calculation, we are unable to provide a reasonable sensitivity analysis of the impact that a reserves estimate decrease would have on our assessment of impairment. A reduction in oil and natural gas prices and/or estimated quantities of oil and natural gas reserves would reduce the ceiling limitation and could result in a ceiling test write-down.

We assessed our oil and gas properties for impairment as at December 31, 2010 and found no impairment write-down was required based on our assumptions for our Colombia cost center. As a result of assessing our oil and gas property impairment for our Argentina cost center, a ceiling test impairment loss of $23.6 million was recorded as a result of the abandonment of the GTE.St.VMor-2001 sidetrack operations, an increase in estimated future operating costs to produce our remaining Argentine proved reserves and a decrease in reserve volumes. We assessed our oil and gas properties for impairment as at December 31, 2009 and 2008 and found that an impairment write-down of $1.9 million was required in 2009 for our Argentina cost center and that no impairment write-downs were required in 2008 based on our assumptions. Estimates of standardized measure of our future cash flows from proved reserves for our December 31, 2010 ceiling tests were based on realized crude oil prices of $78.23 and $3.84 per mcf in Colombia and $50.18 for oil production in Argentina.

Asset Retirement Obligations

We are required to remove or remedy the effect of our activities on the environment at our present and former operating sites by dismantling and removing production facilities and remediating any damage caused. Estimating our future asset retirement obligations requires us to make estimates and judgments with respect to activities that will occur many years into the future. In addition, the ultimate financial impact of environmental laws and regulations is not always clearly known and cannot be reasonably estimated as standards evolve in the countries in which we operate.

We record asset retirement obligations in our consolidated financial statements by discounting the present value of the estimated retirement obligations associated with our oil and gas wells and facilities. In arriving at amounts recorded, we make numerous assumptions and judgments with respect to ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement and expected changes in legal, regulatory, environmental and political environments. The asset retirement obligations result in an increase to the carrying cost of our property, plant and equipment. The obligations are accreted with the passage of time. A change in any one of our assumptions could impact our asset retirement obligations, our property, plant and equipment and our net income.

It is difficult to determine the impact of a change in any one of our assumptions. As a result, we are unable to provide a reasonable sensitivity analysis of the impact a change in our assumptions would have on our financial results.

Goodwill

Goodwill represents the excess of purchase price of business combinations over the fair value of net assets acquired and we test for impairment at least annually. The impairment test requires allocating goodwill and certain other assets and liabilities to reporting units. We estimate the fair value of each reporting unit and compare it to the net book value of the reporting unit. If the estimated fair value of the reporting unit is less than the net book value, including goodwill, we write down the goodwill to the implied fair value of the goodwill through a charge to expense. Because quoted market prices are not available for our reporting units, we estimate the fair values of the reporting units based upon estimated future cash flows of the reporting unit. The goodwill on our financial statements was a result of the Solana and Argosy acquisitions, and relates entirely to the Colombia reporting segment. This reporting segment is not at risk of failing the "Step 1" goodwill impairment test under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, *Intangibles – Goodwill and Others*. The calculated fair value of the Colombian business unit was significantly in excess of its book values.

Differences in the our actual future cash flows, operating results, growth rates, capital expenditures, cost of capital and discount rates as compared to the estimates utilized for the purpose of calculating the fair value of each business unit, as well as a decline in our stock price and related market capitalization, could affect the results of our annual goodwill assessment and, accordingly, potentially lead to future goodwill impairment charges.

Income Taxes

We follow the liability method of accounting for income taxes whereby we recognize deferred income tax assets and liabilities based on temporary differences in reported amounts for financial statement and tax purposes. We carry on business in several countries and as a result, we are subject to income taxes in numerous jurisdictions. The determination of our income tax provision is inherently complex and we are required to interpret continually changing regulations and make certain judgments. While income tax filings are subject to audits and reassessments, we believe we have made adequate provision for all income tax obligations. However, changes in facts and circumstances as a result of income tax audits, reassessments, jurisprudence and any new legislation may result in an increase or decrease in our provision for income taxes.

To assess the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Our effective tax rate is based on pre-tax income and the tax rates applicable to that income in the various jurisdictions in which we operate. An estimated effective tax rate for the year is applied to our quarterly operating results. In the event that there is a significant unusual or discrete item recognized, or expected to be recognized, in our quarterly operating results, the tax attributable to that item would be separately calculated and recorded at the same time as the unusual or discrete item. We consider the resolution of prior-year tax matters to be such items. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions. We establish reserves when it is more likely than not that we will not realize the full tax benefit of the position. We adjust these reserves in light of changing facts and circumstances.

Share-Based Payment Arrangements

We record share-based payment arrangements in accordance with the ASC 718, *Compensation — Stock Compensation*, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options based on estimated fair values.

ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statement of Operations.

Under ASC 718, share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Compensation expense is recognized using the accelerated method. As share-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Under ASC 718, we utilize a Black-Scholes option pricing model to measure the fair value of stock options granted to employees. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables.

These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. We are responsible for determining the assumptions used in estimating the fair value of our share-based payment awards.

Warrants
We follow the fair-value method of accounting for warrants issued to purchase our common stock.

New Accounting Pronouncements

Variable Interest Entities
In June 2009, the FASB issued revised accounting standards to improve financial reporting by enterprises involved with variable interest entities. The standards replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and: (1) the obligation to absorb losses of the entity; or, (2) the right to receive benefits from the entity. The standards were implemented prospectively on January 1, 2010 and did not materially impact Gran Tierra's consolidated financial position, operating results or cash flows.

Fair Value Measurements
In January 2010, the FASB issued Accounting Standards Update ("ASU"), "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements". This ASU amends existing disclosure requirements about fair value measurements by adding required disclosures about items transferred into and out of levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchases, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The implementation of this update on January 1, 2010 did not materially impact Gran Tierra's disclosures.

Subsequent Events
In February 2010, the FASB issued ASU, "Subsequent Events (Topic 855)." The amendments remove the requirements for an SEC filer to disclose a date, in both issued and revised financial statements, through which subsequent events have been reviewed. This ASU was effective upon issuance. The implementation of this update did not materially impact Gran Tierra's disclosures.

Stock Compensation
In April 2010, the FASB issued ASU, "Compensation–Stock Compensation (Topic 718)." The amendments clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The implementation of this update is not expected to materially impact Gran Tierra's consolidated financial position, operating results or cash flows.

Receivables
In July 2010, the FASB issued ASU, "Receivables (Topic 310)." The update is intended to provide financial statement users with greater transparency about an entity's allowance for credit losses and the credit quality of its financing receivables. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The implementation of this update did not materially impact Gran Tierra's disclosures.

Business Combinations
In December 2010, the FASB issued ASU, "Business Combinations (Topic 850), Disclosures of Supplementary Pro Forma Information for Business Combinations." The update is intended to conform reporting of pro forma revenue and earnings for material business combinations included in the notes to the financial statements and expand disclosure of non-

recurring adjustments that are directly attributable to the business combination. The pro forma revenue and earnings of the combined entity are presented as if the acquisition date had occurred as of the beginning of the annual reporting period. If comparatives are presented, the pro forma disclosures for both periods presented should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only. This ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The implementation of this update is not expected to materially impact Gran Tierra's disclosures.

Gran Tierra has reviewed all other recently issued, but not yet adopted, accounting standard updates in order to determine their effects, if any, on its consolidated financial statements. Based on that review, Gran Tierra believes that the implementation of these standards will not materially impact Gran Tierra's consolidated financial position, operating results, cash flows, or disclosure requirements.

Quantitative and Qualitative Disclosure About Market Risk

Our principal market risk relates to oil prices. Essentially 100% of our revenues are from oil sales at prices which are defined by contract relative to WTI and adjusted for transportation and quality, for each month. In Argentina, a further discount factor which is related to a tax on oil exports establishes a common pricing mechanism for all oil produced in the country, regardless of its destination.

We consider our exposure to interest rate risk to be immaterial as we hold only cash and cash equivalents. Interest rate exposures relate entirely to our investment portfolio, as we do not have short term or long term debt. Our investment objectives are focused on preservation of principal and liquidity. By policy, we manage our exposure to market risks by limiting investments to high quality bank issuers at overnight rates, or government securities of the United States or Canadian federal governments such as Guaranteed Investment Certificates or Treasury Bills. We do not hold any of these investments for trading purposes. We do not hold equity investments.

Foreign currency risk is a factor for our company but is ameliorated to a large degree by the nature of expenditures and revenues in the countries where we operate. We have not engaged in any formal hedging activity with regard to foreign currency risk. Our reporting currency is U.S. dollars and essentially 100% of our revenues are related to the U.S. price of West Texas intermediate oil. In Colombia, we receive 100% of our revenues in U.S. dollars. The majority of our capital expenditures in Colombia are in U.S. dollars and the majority of local office costs are in local currency. In Argentina, reference prices for oil are in U.S. dollars and revenues are received in Argentine pesos according to current exchange rates. The majority of capital expenditures within Argentina have been in U.S. dollars with local office costs generally in pesos. While we operate in South America exclusively, the majority of our acquisition expenditures have been valued and paid in U.S. dollars.

Additionally, foreign exchange gains/losses result from the fluctuation of the U.S. dollar to the Colombian peso due to our deferred tax liability, a monetary liability, which is mainly denominated in the local currency of the Colombian foreign operations. As a result, a foreign exchange gain/loss must be calculated on conversion to the U.S. dollar functional currency. A strengthening in the Colombian peso against the U.S. dollar results in foreign exchange losses, estimated at $104,000 for each one peso decrease in the exchange rate of the Colombian peso to one U.S. dollar.

Financial Statements and Supplementary Data

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Gran Tierra Energy Inc.:

We have audited the accompanying consolidated financial statements of Gran Tierra Energy Inc. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations and retained earnings (accumulated deficit), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Gran Tierra Energy Inc. and its subsidiaries as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of three years in the period ended December 31, 2010 in accordance with accounting principles generally accepted in the United States of America.

Other Matters

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Canada
February 24, 2011

Consolidated Statements of Operations and Retained Earnings (Accumulated Deficit)

(Thousands of U.S. Dollars, Except Share and Per Share Amounts)	2010	Year Ended December 31, 2009	2008
REVENUE AND OTHER INCOME			
Oil and natural gas sales	$ 373,286	$ 262,629	$ 112,805
Interest	1,174	1,087	1,224
	374,460	263,716	114,029
EXPENSES			
Operating	59,446	40,784	19,218
Depletion, depreciation, accretion and impairment (Note 5)	163,57[illegible]	135,863	25,737
General and administrative	40,2[illegible]	28,787	18,593
Derivative financial instruments (gain) loss (Note 11)	(44)	190	(193)
Foreign exchange loss	16,8[illegible]	19,797	6,235
	280,05[illegible]	225,421	69,590
INCOME BEFORE INCOME TAXES	94,406	38,295	44,439
Income tax expense (Note 8)	(57,[illegible])	(24,354)	(20,944)
NET INCOME AND COMPREHENSIVE INCOME	[illegible]	13,941	23,495
RETAINED EARNINGS (ACCUMULATED DEFICIT), BEGINNING OF YEAR	20,925	6,984	(16,511)
RETAINED EARNINGS, END OF YEAR	$ 58,097	$ 20,925	$ 6,984
NET INCOME PER SHARE — BASIC	$ 0.15	$ 0.06	$ 0.19
NET INCOME PER SHARE — DILUTED	$ 0.14	$ 0.05	$ 0.16
WEIGHTED AVERAGE SHARES OUTSTANDING — BASIC (Note 6)	253,697,076	241,258,568	123,421,898
WEIGHTED AVERAGE SHARES OUTSTANDING — DILUTED (Note 6)	264,[illegible]	253,590,103	143,194,590

(See notes to the consolidated financial statements)

Consolidated Balance Sheets

	As at December 31,
(Thousands of U.S. Dollars)	2009
ASSETS	
Current Assets	
Cash and cash equivalents	$ 270,786
Restricted cash	1,630
Accounts receivable	35,639
Inventory (Note 2)	4,879
Taxes receivable	1,751
Prepaids	1,820
Deferred tax assets (Note 8)	4,252
Total Current Assets	320,757
Oil and Gas Properties (using the full cost method of accounting)	
Proved	474,679
Unproved	234,889
Total Oil and Gas Properties	709,568
Other capital assets	3,175
Total Property, Plant and Equipment (Note 5)	712,743
Other Long Term Assets	
Restricted cash	162
Deferred tax assets (Note 8)	7,218
Other long term assets	347
Goodwill (Note 3)	102,581
Total Other Long Term Assets	110,308
Total Assets	$ 1,143,808
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Liabilities	
Accounts payable (Note 9)	$ 36,786
Accrued liabilities (Note 9)	40,229
Derivative financial instruments (Note 11)	44
Taxes payable	28,087
Asset retirement obligation (Note 7)	450
Total Current Liabilities	105,596
Long Term Liabilities	
Deferred tax liability (Note 8)	216,625
Deferred remittance tax and other	903
Asset retirement obligation (Note 7)	4,258
Total Long Term Liabilities	221,786
Commitments and Contingencies (Note 10)	
Subsequent Events (Note 14)	
Shareholders' Equity	
Common shares (Note 6) (240,440,830 and 219,459,361 common shares and 17,681,123 and 24,639,513 exchangeable shares, par value $0.001 per share, issued and outstanding as at December 31, 2010 and 2009 respectively)	1,431
Additional paid in capital	766,963
Warrants	27,107
Retained earnings	20,925
Total Shareholders' Equity	816,426
Total Liabilities and Shareholders' Equity	$ 1,143,808

(See notes to the consolidated financial statements)

Consolidated Statements of Cash Flows

(Thousands of U.S. Dollars)		2009		2008
		Year Ended December 31,		
Operating Activities				
Net income	$	13,941	$	23,495
Adjustments to reconcile net income to net cash provided by operating activities:				
Depletion, depreciation, accretion and impairment (Note 5)		135,863		25,737
Deferred taxes		(15,355)		(6,418)
Stock based compensation		5,309		2,520
Unrealized (gain) loss on financial instruments (Note 11)		277		(2,882)
Unrealized foreign exchange loss		19,496		6,985
Settlement of asset retirement obligations (Note 7)		(52)		(334)
Net changes in non-cash working capital				
Accounts receivable		(27,926)		34,943
Inventory		(1,849)		(107)
Prepaids		(717)		261
Accounts payable and accrued liabilities		36,875		10,697
Taxes receivable and payable		(409)		14,840
Net cash provided by operating activities		165,453		109,737
Investing Activities				
Restricted cash		(1,792)		–
Additions to property, plant and equipment		(80,932)		(55,217)
Proceeds from disposition of oil and gas properties (Note 5)		5,400		–
Cash acquired on acquisition net of acquisition costs (Note 3)		–		81,912
Long term assets and liabilities		968		446
Net cash provided by (used in) investing activities		(76,356)		27,141
Financing Activities				
Proceeds from issuance of common stock		4,935		21,687
Net cash provided by financing activities		4,935		21,687
Net increase in cash and cash equivalents		94,032		158,565
Cash and cash equivalents, beginning of year		176,754		18,189
Cash and cash equivalents, end of year	$	270,786	$	176,754
Cash	$	182,197	$	110,688
Term deposits		88,589		66,066
Cash and cash equivalents, end of year	$	270,786	$	176,754
Supplemental cash flow disclosures:				
Cash paid for taxes	$	31,527	$	11,587
Non-cash investing activities:				
Non-cash working capital related to property, plant and equipment	$	17,972	$	11,096

(See notes to the consolidated financial statements)

Consolidated Statements of Shareholders' Equity

(Thousands of U.S. Dollars)		Year Ended December 31, 2009		2008
Share Capital				
Balance, beginning of year	$	226	$	95
Issue of common shares		1,205		131
Balance, end of year		1,431		226
Additional Paid in Capital				
Balance, beginning of year		754,832		76,805
Issue of common shares		2,650		663,405
Issue of stock options in a business combination (Note 3)		–		1,345
Exercise of warrants (Note 6)		2,777		10,113
Exercise of stock options		1,080		72
Stock based compensation expense		5,624		3,092
Balance, end of year		766,963		754,832
Warrants				
Balance, beginning of year		29,884		16,403
Issue of warrants (Note 3 and 6)		–		23,594
Exercise of warrants (Note 6)		(2,777)		(10,113)
Balance, end of year		27,107		29,884
Retained Earnings (Accumulated Deficit)				
Balance, beginning of year		6,984		(16,511)
Net income		13,941		23,495
Balance, end of year		20,925		6,984
Total Shareholders' Equity	$	816,426	$	791,926

(See notes to the consolidated financial statements)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010, 2009 and 2008
Expressed in U.S. Dollars, unless otherwise stated

1. Description of Business

Gran Tierra Energy Inc., a Nevada corporation (the "Company" or "Gran Tierra"), is a publicly traded oil and gas company engaged in acquisition, exploration, development and production of oil and natural gas properties. The Company's principal business activities are in Colombia, Argentina, Peru and Brazil.

2. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the reporting period. The Company believes that the information and disclosures presented are adequate to ensure the information presented is not misleading.

Significant accounting policies are:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and changes from those estimates are recorded when known. Oil and natural gas reserves and related present value of future cash flows, impairment assessments of oil and gas properties and goodwill, stock option expense, income taxes, asset retirement obligation, derivative financial instrument valuation, legal and environmental risks and exposures and any assumptions associated with valuation of oil and gas properties are all subject to estimation in the Company's financial results.

Foreign currency translation

The functional currency of the Company, including its subsidiaries in Colombia, Argentina, Peru and Brazil, is the United States dollar. Monetary items are translated into the reporting currency at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated in a manner that produces substantially the same reporting currency amounts that would have resulted had the underlying transactions been translated on the dates they occurred. Depreciation or amortization of assets is translated at the historical exchange rates similar to the assets to which they relate.

Gains and losses resulting from foreign currency transactions, which are transactions denominated in a currency other than the entity's functional currency, are included in the consolidated statement of operations and retained earnings (accumulated deficit).

Fair value of financial instruments

The Company's financial instruments are cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and derivatives. The fair values of these financial instruments approximate their carrying values due to their immediate or short-term nature

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted cash

Restricted cash relates to cash resources pledged to secure letters of credit. All letters of credit currently secured by cash relate to requirements for work commitment guarantees contained in exploration contracts.

Allowance for doubtful accounts

The Company estimates losses on receivables based on known uncollectible accounts, if any, and historical experience of losses incurred. The allowance for doubtful receivables was nil and $0.3 million at December 31, 2010 and 2009, respectively.

Inventory

Inventory consists of crude oil in tanks and supplies. Crude oil in tanks is valued at the lower of cost or market value. Supplies are valued at lower of cost or market value. The cost of inventory is determined using the weighted average method. Crude oil inventories include expenditures incurred to produce, upgrade and transport the product to the storage facilities. Crude oil inventories at December 31, 2010 and 2009 were $3.6 million and $3.8 million, respectively. Supplies at December 31, 2010 and 2009 were $2.1 and $1.1 million, respectively.

Oil and gas properties

The Company uses the full cost method of accounting for its investment in oil and natural gas properties. Separate cost centers are maintained for each country in which the Company incurs costs. Under this method, the Company capitalizes all acquisition, exploration and development costs incurred for the purpose of finding oil and natural gas reserves, including salaries, benefits and other internal costs directly attributable to these activities. Costs associated with production and general corporate activities, however, are expensed in the period incurred. Interest costs related to unproved properties and properties under development are also capitalized to oil and natural gas properties. Unless a significant portion of the Company's proved reserve quantities in a particular country are sold (25% or greater), proceeds from the sale of oil and natural gas properties are accounted for as a reduction to capitalized costs, and gains and losses are not recognized.

The Company computes depletion of oil and natural gas properties on a quarterly basis using the unit-of-production method based upon production and estimates of proved reserve quantities. Unproved properties are excluded from the amortizable base until evaluated. The cost of exploratory dry wells is transferred to proved properties and thus subject to amortization immediately upon determination that a well is dry in those countries where proved reserves exist. Future development costs are added to the amortizable base.

Unproved properties are evaluated quarterly for possible impairments. If impairment has occurred, the impairment is transferred to proved properties and thus subject to amortization immediately. For prospects where a reserve base has not yet been established, the impairment is charged to earnings. This evaluation considers among other factors, seismic data, requirements to relinquish acreage, drilling results, remaining time in the commitment period, remaining capital plans, and political, economic, and market conditions.

In exploration areas, related geological and geophysical ("G&G") costs are capitalized in unproved property and evaluated as part of the total capitalized costs associated with a property. G&G costs related to development projects are recorded in proved properties and therefore subject to amortization as incurred.

The Company performs a ceiling test calculation each quarter in accordance with the U.S. Securities and Exchange Commission ("SEC") Regulation S-X Rule 4-10. In performing its quarterly ceiling test, the Company limits, on a country-by-country basis, the capitalized costs of proved oil and natural gas properties, net of accumulated depletion and deferred income taxes, to the estimated future net cash flows from proved oil and natural gas reserves discounted at ten percent, net of related tax effects, plus the lower of cost or fair value of unproved properties included in the costs being amortized. If capitalized costs exceed this limit, the excess is charged as additional depletion expense. As a result of implementing SEC Final Rule, "Modernization of Oil and Gas Reporting" which revised the existing Regulation S-K and Regulation S-X reporting requirements to align with current industry practices and technological advances as at December 31, 2009, the Company calculates future net cash flows by applying the twelve month period unweighted arithmetic average of the price as of the first day of each month within that twelve month period, unless prices are defined by contractual arrangements, excluding escalations based on future conditions. In prior years, the Company determined future net cash flows by applying those prices in effect for each country at the end of the reporting period.

Asset retirement obligations

The Company provides for future asset retirement obligations on its oil and natural gas properties based on estimates established by current legislation. The asset retirement obligation is initially measured at fair value and capitalized to capital assets as an asset retirement cost, using the credit adjusted interest rate to discount the obligation. The asset retirement obligation accretes until the time the asset retirement obligation is expected to settle while the asset retirement cost is amortized over the useful life of the underlying capital assets.

The amortization of the asset retirement cost and the accretion of the asset retirement obligation are included in depletion, depreciation, accretion and impairment ("DD&A"). Actual asset retirement costs are recorded against the obligation when incurred. Any difference between the recorded asset retirement obligations and the actual retirement costs incurred is recorded as a gain or loss in the period of settlement.

Other assets

Other assets, including additions and replacements, are recorded at cost upon acquisition and include furniture and fixtures, computer equipment, automobiles and assets under capital leases. The cost of repairs and maintenance is charged to expense as incurred. Depreciation related to assets under capital leases is recorded as part of DD&A in the consolidated statement of operations. Depreciation is provided using the declining-balance-basis at a 30% annual rate for computer equipment, furniture and fixtures and automobiles. Leasehold improvements are depreciated on a straight-line basis over the term of the related lease.

Revenue recognition

Revenue from the production of crude oil and natural gas is recognized when title passes to the customer and when collection of the revenue is reasonably assured. For the Company's Colombian operations, Gran Tierra's customers take title when the crude oil is transferred to their pipeline. In Argentina, Gran Tierra transports product from the field to the customer's refinery by truck, where title is transferred. Revenue represents the Company's share and is recorded net of royalty payments to governments and other mineral interest owners.

Goodwill

Goodwill represents the excess of the purchase price of business combinations over the fair value of net assets acquired and is tested for impairment at least annually unless business events indicate an impairment test is required. The impairment test requires allocating goodwill and certain other assets and liabilities to assigned reporting units. The fair value of each reporting unit is estimated and compared to the net book value of the reporting unit. If the estimated fair value of the reporting unit is less than the net book value, including goodwill, then the goodwill is written down to the implied fair value of the goodwill through a charge to expense. Because quoted market prices are not available for the Company's reporting units, the fair values of the reporting units are estimated based upon estimated future cash flows of the reporting unit. The goodwill on the Company's financial statements was a result of the acquisitions of Solana Resources Limited ("Solana") and Argosy Energy International L.P. ("Argosy"), and relates entirely to the Colombia reporting segment. The Company performed annual impairment tests of goodwill at December 31, 2010 and 2009. Based on these assessments, no impairment of goodwill was identified.

Income taxes

Deferred income taxes are recognized using the liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax base, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be recovered or settled. Valuation allowances are provided if, after considering available evidence, it is more likely than not that some or all of the deferred tax assets will be realized.

The evaluation of an uncertain tax position is a two-step process. The first step is recognition: The Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in the consolidated statement of operations. This is an accounting policy election made by the Company that is a continuation of the Company's historical policy and will continue to be consistently applied in the future.

Income per share

Basic income per share calculations are based on the net income attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the period. The diluted income per share calculation is based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

Stock based compensation

The Company follows the fair-value based method of accounting for stock options granted to directors, officers and employees. Compensation expense for options granted is based on the estimated fair value, using the Black-Scholes option pricing model, at the time of grant and the expense is recognized over the requisite service period of the option. Stock based compensation expense is included as part of oil and natural gas properties, operating expenses, and general and administrative expenses with a corresponding increase to contributed surplus and recognized using the accelerated method.

Accounting for oil and gas derivative instruments

The Company recognizes all derivative instruments as either assets or liabilities at fair value in its financial statements. The Company may or may not elect to designate a derivative instrument as a hedge against changes in the fair value of an asset or a liability (a "fair value hedge") or against exposure to variability in expected future cash flows (a "cash flow hedge"). The accounting treatment for the changes in fair value of a derivative instrument is dependent upon whether or not a derivative instrument is a cash flow hedge or a fair value hedge, and upon whether or not the derivative is designated as a hedge as noted above. Changes in fair value of a derivative instrument designated as a cash flow hedge are recognized, to the extent the hedge is effective, in other comprehensive income until the hedged item is recognized in earnings. Changes in the fair value of a derivative instrument designated as a fair value hedge are recognized in the consolidated statement of operations along with the changes in fair value of the hedged item attributable to the hedged risk. Where hedge accounting is not elected or if a derivative instrument does not qualify as either a fair value hedge or a cash flow hedge, changes in fair value are recognized in earnings as a derivative financial instrument gain or loss. The Company's derivative instruments, outstanding until February 2010, did not qualify as either a fair value hedge or a cash flow hedge and, at December 31, 2010, the Company has no derivative instruments outstanding.

Warrants

Upon issuance, the Company records warrants issued to purchase its common stock at fair-value; subsequently, the warrants are carried at amortized cost. The Company determines the fair value of warrants issued by using the Black-Scholes option pricing model. Warrants were assumed on the acquisition of Solana and their fair value of $23.6 million was recorded as part of the consideration paid for the acquisition (Note 3).

New accounting pronouncements

Variable Interest Entities

In June 2009, the Financial Accounting Standards Board (the "FASB") issued revised accounting standards to improve financial reporting by enterprises involved with variable interest entities. The standards replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and: (1) the obligation to absorb losses of the entity; or, (2) the right to receive benefits from the entity. This standard was effective for interim and annual reporting periods beginning after November 15, 2009. The implementation of this standard did not materially impact the Company's consolidated financial position, operating results or cash flows.

Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU"), "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements". This ASU amends existing disclosure requirements about fair value measurements by adding required disclosures about items transferred into and out of levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchases, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The implementation of this update on January 1, 2010 did not materially impact the Company's disclosures.

Subsequent Events

In February 2010, the FASB issued ASU, "Subsequent Events (Topic 855)." The amendments remove the requirements for an SEC filer to disclose a date, in both issued and revised financial statements, through which subsequent events have been reviewed. This ASU was effective upon issuance. The implementation of this update did not materially impact the Company's disclosures.

Stock Compensation

In April 2010, the FASB issued ASU, "Compensation–Stock Compensation (Topic 718)." The amendments clarify that an employee share based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The implementation of this update is not expected to materially impact the Company's consolidated financial position, operating results or cash flows.

Receivables

In July 2010, the FASB issued ASU, "Receivables (Topic 310)." The update is intended to provide financial statement users with greater transparency about an entity's allowance for credit losses and the credit quality of its financing receivables. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The implementation of this update did not materially impact the Company's disclosures.

Business Combinations

In December 2010, the FASB issued ASU, "Business Combinations (Topic 850), Disclosures of Supplementary Pro Forma Information for Business Combinations." The update is intended to conform reporting of pro forma revenue and earnings for material business combinations included in the notes to the financial statements and expand disclosure of non-recurring adjustments that are directly attributable to the business combination. The pro forma revenue and earnings of the combined entity are presented as if the acquisition date had occurred as of the beginning of the annual reporting period. If comparatives are presented, the pro forma disclosures for both periods presented should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only. This ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The implementation of this update is not expected to materially impact the Company's disclosures.

3. Business Combinations

Solana Resources Limited ("Solana")

On July 29, 2008, Gran Tierra announced that it had entered into an agreement providing for the business combination of Gran Tierra and Solana, an international resource company engaged in the acquisition, exploration, development and production of oil and natural gas in Colombia with its head office located in Calgary, Alberta, Canada. Under the terms of the agreement with Solana, each Solana shareholder received, for each Solana common share held, either: (1) 0.9527918 of a share of Gran Tierra common stock; or (2) 0.9527918 of a common share of a Canadian subsidiary of Gran Tierra (the "exchangeable shares"). The exchangeable shares: (a) have the same voting rights, dividend entitlements and other attributes as Gran Tierra common stock; (b) are exchangeable, at each stockholder's option, on a one-for-one basis into Gran Tierra common stock, Exchangeable shares, issued upon the acquisition, are listed on the Toronto Stock Exchange under the symbol GTX and will automatically be exchanged for Gran Tierra common stock five years from closing, and in certain other events. In addition, certain Solana stock options were exchanged for stock options of Gran Tierra based on the above exchange ratio, and holders of Solana warrants elected to continue to hold their warrants, which are exercisable into shares of common stock of Gran Tierra pursuant to the terms of such warrants and based on the above exchange ratio.

The transaction was completed November 14, 2008 pursuant to a plan of arrangement in accordance with the Business Corporations Act (Alberta). Upon completion of the transaction, Solana became an indirect wholly-owned subsidiary of Gran Tierra. On a diluted basis, upon the closing of the plan of arrangement, Solana security holders owned approximately 49% of the combined company and Gran Tierra security holders owned approximately 51% of the combined company.

The acquisition was accounted for using the purchase method, with Gran Tierra being the acquirer, whereby the Solana assets acquired and liabilities assumed are recorded at their fair values at the acquisition date of November 14, 2008 and the results of Solana have been consolidated with those of Gran Tierra from that date. The fair value of Gran Tierra's shares was determined as the weighted average closing price of the common shares of Gran Tierra for the five-day period around the announcement date of July 29, 2008, being two days prior to and after the acquisition was agreed to and announced, and the announcement date. The fair value of each exchangeable share issued is equal to the fair value of a common share of Gran Tierra.

Under the terms of the acquisition, Gran Tierra acquired all of the issued and outstanding common shares of Solana in exchange for 120,620,967 shares comprised of 51,516,332 Gran Tierra common shares and 69,104,635 exchangeable shares of Gran Tierra Exchange Co, a wholly-owned subsidiary of Gran Tierra. In accordance with the provisions of the agreement, 490,001 Solana stock options were exchanged for 466,869 Gran Tierra stock options. Also, 7,500,000 Solana warrants were assumed on the date of the acquisition and were exchangeable for 7,145,938 Gran Tierra common shares. The fair value of the options and warrants was included as part of the consideration for this acquisition and was determined based on market price over a five day period before and after the announcement date using the Black-Scholes option pricing model with the following assumptions:

Warrants:

Exercise price (Canadian dollars per warrant)	$	2.00
Risk-free interest rate		2.28%
Expected life		1.7 years
Volatility		75%
Expected annual dividend per share		Nil
Fair value per warrant	$	3.39

Stock Options:

Exercise price (Canadian dollars per stock option)	$	2.36-$4.33
Risk-free interest rate		2.28%
Expected life		1.3-4.8 years
Volatility		71%—75%
Expected annual dividend per share		Nil
Weighted average fair value per option	$	2.75

Based on the conditions existing at the completion date, November 14, 2008, the fair value of the Solana warrants, as determined by Gran Tierra, exceeded the fair value of the Solana warrants, as determined by Solana, by approximately $0.6 million, and was recorded by Gran Tierra immediately as compensation expense and reported as part of general and administrative expenses.

On November 14, 2008 and prior to the November 15, 2008 deadline, as contractually agreed, Gran Tierra issued 2 million common shares to acquire the participating interest in Solana's properties that, under the Colombian Participation Agreement entered into in 2006 with Crosby Capital LLC ("Crosby") as part of the acquisition of Argosy, would otherwise accrue to the former owners of Argosy. The ascribed value of common shares issued has been included in the purchase consideration for the acquisition as the completion of the acquisition was dependent on the successful acquisition of this participating interest. The shares were issued in a private placement, subject to a registration rights agreement, and were registered with the SEC in February 2009.

The following table shows the allocation of the purchase price based on the fair values of the assets and liabilities acquired:

(Thousands of U.S. Dollars)		
Purchase Price:		
Common Shares/Exchangeable Shares issued net of share issue costs	$	631,451
Warrants		23,594
Stock options		1,345
Two million common shares issued under Colombian Participation Agreement		10,470
Transaction costs		4,938
	$	671,798
Purchase Price Allocated:		
Oil and Gas Properties		
Proved	$	320,773
Unproved		360,493
Other assets		1,113
Other long-term assets		1,329
Goodwill (1)(2)		87,576
Net working capital (including cash acquired)(2)		95,356
Asset retirement obligations		(3,148)
Deferred income taxes		(191,694)
	$	671,798

(1) Goodwill is not deductible for tax purposes and is subject to annual impairment test.

(2) Due to new information received during 2009, the Company reclassified $4.4 million from taxes payable to goodwill in the purchase price allocation relating to the Solana acquisition.

The unaudited pro forma results for the year ended December 31, 2008 is shown below, as if the acquisition had occurred on January 1, 2008. Pro forma results are not indicative of actual results or future performance.

(Unaudited) (Thousands of U.S. Dollars Except Per Share Amounts)		Year Ended December 31, 2008
Oil and natural gas sales and interest	$	221,043
Net income	$	66,886
Net income per share—basic	$	0.29
Net income per share—diluted	$	0.26

Argosy Energy International L.P. ("Argosy")

In 2006, the Company recorded $15.0 million of goodwill in relation to the Argosy acquisition. This $15.0 million combined with the $87.6 recorded in relation to the Solana acquisition, totals the goodwill balance of $102.6 million at December 31, 2010 and 2009.

4. Segment and Geographic Reporting

The Company's reportable operating segments are Colombia and Argentina based on a geographic organization. The Company is primarily engaged in the exploration and production of oil and natural gas. Peru and Brazil are not reportable segments because the level of activity on these land holdings is not significant at this time and are included as part of the Corporate segment. The accounting policies of the reportable operating segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from oil and natural gas operations before income taxes.

The results of Colombia and Corporate segments include the operations of Solana subsequent to the Company's acquisition of Solana (Note 3) on November 14, 2008.

The following tables present information on the Company's reportable geographic segments:

	Year Ended December 31, 2010							
(Thousands of U.S. Dollars except per unit of production amounts)		[illegible]		[illegible]		[illegible]		[illegible]
Revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Interest income		[illegible]		[illegible]		[illegible]		[illegible]
Depreciation, depletion, accretion and impairment		[illegible]		[illegible]		[illegible]		[illegible]
Depreciation, depletion, accretion and impairment—per unit of production		[illegible]		[illegible]		[illegible]		[illegible]
Segment income (loss) before income taxes		[illegible]		[illegible]		[illegible]		[illegible]
Segment capital expenditures (1)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

	Year Ended December 31, 2009							
(Thousands of U.S. Dollars except per unit of production amounts)		Colombia		Argentina		Corporate		Total
Revenues	$	248,834	$	13,795	$	–	$	262,629
Interest income		466		127		494		1,087
Depreciation, depletion, accretion and impairment		127,213		8,339		311		135,863
Depreciation, depletion, accretion and impairment—per unit of production		29.64		24.72		–		29.35
Segment income (loss) before income taxes		55,827		(4,230)		(13,302)		38,295
Segment capital expenditures	$	81,364	$	4,532	$	2,228	$	88,124

(Thousands of U.S. Dollars except per unit of production amounts)	Colombia	Argentina	Corporate	Total
				Year Ended December 31, 2008
Revenues	$ 103,202	$ 9,603	$ –	$ 112,805
Interest income	995	23	206	1,224
Depreciation, depletion and accretion	22,199	3,390	148	25,737
Depreciation, depletion and accretion — per unit of production	20.41	13.95	–	19.34
Segment income (loss) before income taxes	58,490	(3,157)	(10,894)	44,439
Segment capital expenditures	$ 31,725	$ 11,690	$ 3,313	$ 46,728

(Thousands of U.S. Dollars)	Colombia	Argentina	Corporate	Total
				As at December 31, 2010
Property, plant and equipment	[illegible]	[illegible]	[illegible]	[illegible]
Goodwill	[illegible]	[illegible]	[illegible]	[illegible]
Other assets	[illegible]	[illegible]	[illegible]	[illegible]
Total Assets	[illegible]	[illegible]	[illegible]	[illegible]

(Thousands of U.S. Dollars)	Colombia	Argentina	Corporate	Total
				As at December 31, 2009
Property, plant and equipment	$ 681,854	$ 24,510	$ 6,379	$ 712,743
Goodwill	102,581	–	–	102,581
Other assets	123,380	12,574	192,530	328,484
Total Assets	$ 907,815	$ 37,084	$ 198,909	$ 1,143,808

(1) Net of net proceeds from the disposition of the Garibay overriding royalty in 2010 (see Note 5) and the Guachiria Blocks in 2009 (see Note 5).

The Company's revenues are derived principally from uncollateralized sales to customers in the oil and natural gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. In 2010, the Company had one significant customer for its Colombian crude oil, Ecopetrol S.A. ("Ecopetrol"), a Colombian majority state owned agency. Sales to Ecopetrol accounted for 96% of the Company's revenues in 2010, 94% in 2009, and 89% in 2008. In Argentina, the Company had one significant customer, Refineriã del Norte S.A. ("Refinor"). Sales to Refinor accounted for 4% of the Company's revenues in 2010, 6% in 2009, and 9% in 2008.

5. Property, Plant and Equipment

						As at December 31, 2010
(Thousands of U.S. Dollars)		Cost		Accumulated DD&A		Net book value
Oil and natural gas properties						
Proved	$	777,262	$	[illegible]	$	442,401
Unproved		278,753		–		278,753
		1,056,015		[illegible]		721,157
Furniture and fixtures and leasehold improvements		[illegible]		[illegible]		[illegible]
Computer equipment		[illegible]		[illegible]		[illegible]
Automobiles		778		(476)		302
Total Property, Plant and Equipment	$	[illegible]	$	[illegible]	$	[illegible]

						As at December 31, 2009
(Thousands of U.S. Dollars)		Cost		Accumulated DD&A		Net book value
Oil and natural gas properties						
Proved	$	648,061	$	(173,382)	$	474,679
Unproved		234,889		–		234,889
		882,950		(173,382)		709,568
Furniture and fixtures and leasehold improvements		3,843		(2,185)		1,658
Computer equipment		3,148		(1,907)		1,241
Automobiles		513		(237)		276
Total Property, Plant and Equipment	$	890,454	$	(177,711)	$	712,743

DD&A for 2010 included a $23.6 million ceiling test impairment loss in the Company's Argentina cost center as compared to a $1.9 million impairment loss for December 31, 2009. Of the 2010 impairment loss, $17.9 million related to the abandonment of the Valle Morado sidetrack operations and the remaining $5.7 million resulted from a decrease in reserves combined with higher forecasted operating costs to produce the remaining proved reserves. The 2009 impairment loss resulted from higher forecasted operating costs to produce the remaining proved reserves.

The Company capitalized $4.1 million (2009—$1.6 million; 2008—$1.9 million) of general and administrative expenses related to the Colombian full cost center, including $0.3 million (2009—$0.2 million; 2008—$0.4 million) of stock based compensation expense, and $1.2 million (2008—$0.6 million; 2007—$0.8 million) of general and administrative expenses in the Argentina full cost center, including $0.2 million (2009—$0.1 million; 2008—$0.1 million) of stock based compensation.

The unproved oil and natural gas properties consist of exploration lands held in Colombia, Argentina and Peru. The Company had $228.8 million (December 31, 2009—$229.1 million) in unproved assets in Colombia, $9.4 million (December 31, 2009—$0.4 million) of unproved assets in Argentina and $28.2 million (December 31, 2009—$5.4 million) of unproved assets in Peru, and $12.4 million (December 31, 2009—nil) of unproved assets in Brazil for a total of $278.8 million (December 31, 2009—$234.9 million). These properties are being held for their exploration value and are not being depleted pending determination of the existence of proved reserves. Gran Tierra will continue to assess the unproved properties over the next several years as proved reserves are established and as exploration dictates whether or not future areas will be developed.

In April 2009, Gran Tierra closed the sale of the Company's interests in the Guachiria Norte, Guachiria, and Guachiria Sur blocks in Colombia. Principal terms included consideration of $7.0 million comprising an initial cash payment of $4.0 million at closing, followed by 15 monthly installments of $200,000 each which began on June 1, 2009 and ended on August 3, 2010. The Company recorded net proceeds of $6.3 million in 2009. Gran Tierra retained a 10% overriding royalty interest on the Guachiria Sur Block, which, in the event of a discovery, is designed to reimburse 200% of the Company's costs for previously acquired seismic data.

In October 2010, the Company recorded proceeds of $6.4 million for the sale of an overriding interest in the Garibay Block in Colombia.

The following is a summary of Gran Tierra's oil and natural gas properties not subject to depletion as at December 31, 2010:

					Costs Incurred in
(Thousands of U.S. Dollars)	2009	2008	2007	2006	Total
Acquisition costs—Colombia	$ –	$ 188,001	$ –	$ 1,637	$ 194,638
Acquisition costs—Peru	–	–	–	–	2,000
Acquisition costs—Brazil	–	–	–	–	12,395
Exploration costs—Argentina	163	229	–	–	4,325
Exploration costs—Colombia	3,376	487	–	–	31,675
Exploration costs—Peru	1,969	2,767	656	–	26,239
Development costs—Argentina	–	–	–	–	5,021
Development costs—Colombia	–	–	–	–	2,460
Total oil and natural gas properties not subject to depletion	$ 5,508	$ 191,484	$ 656	$ 1,637	$ 278,753

6. Share Capital

The Company's authorized share capital consists of 595,000,002 shares of capital stock, of which 570 million are designated as common stock, par value $0.001 per share, 25 million are designated as preferred stock, par value $0.001 per share (collectively, "common stock"), and two shares are designated as special voting stock, par value $0.001 per share. On June 16, 2009, the shareholders of Gran Tierra approved an amendment to the Articles of Incorporation to increase the authorized number of shares of common stock from 300,000,000 to 570,000,000 shares. As at December 31, 2010, outstanding share capital consists of 240,440,830 common voting shares of the Company, 9,870,011 exchangeable shares of Gran Tierra Exchange Co., automatically exchangeable on November 14, 2013, and 7,811,112 exchangeable shares of Goldstrike Exchange Co., automatically exchangeable on November 10, 2012. The exchangeable shares of Gran Tierra Exchange Co, were issued upon acquisition of Solana. The exchangeable shares of Gran Tierra Goldstrike Inc. were issued upon the business combination between Gran Tierra Energy Inc., an Alberta corporation, and Goldstrike, Inc., which is now the Company. Each exchangeable share is exchangeable into one common voting share of the Company. The holders of common stock are entitled to one vote for each share on all matters submitted to a stockholder vote and are entitled to share in all dividends that the Company's board of directors, in its discretion, declares from legally available funds. The holders of common stock have no pre-emptive rights, no conversion rights, and there are no redemption provisions applicable to the common stock. Holders of exchangeable shares have substantially the same rights as holders of common voting shares.

Warrants

At December 31, 2010, the Company had 7,769,864 warrants outstanding to purchase 3,884,932 common shares for $1.05 per share, expiring between June 20, 2012 and June 30, 2012. For the year ended December 31, 2010, 11,127,527 common shares were issued upon the exercise of 15,109,116 warrants (year ended December 31, 2009, 4,221,193 common shares were issued upon the exercise of 10,913,660 warrants; year ended December 31, 2008, 20,479,546 common shares were issued upon the exercise of 41,138,370 warrants). Included in warrants exercised in 2010 were 7,145,938 warrants to purchase 7,145,938 common shares for $14.4 million, assumed in the acquisition of Solana in November 2008.

Stock Options

As at December 31, 2010, the Company has a 2007 Equity Incentive Plan, formed through the approval by shareholders of the amendment and restatement of the 2005 Equity Incentive Plan, under which the Company's board of directors is authorized to issue options or other rights to acquire shares of the Company's common stock. On November 14, 2008, the shareholders of Gran Tierra approved an amendment to the Company's 2007 Equity Incentive Plan, which increased the number of shares of common stock available for issuance thereunder from 9,000,000 shares to 18,000,000 shares. On June 16, 2010, another amendment to the Company's 2007 Equity Incentive plan was approved by shareholders, which increased the number of shares of common stock available for issuance thereunder from 18,000,000 shares to 23,306,100 shares.

The Company grants options to purchase common shares to certain directors, officers, employees and consultants. Each option permits the holder to purchase one common share at the stated exercise price. The options vest over three years and have a term of ten years, or the grantee's end of service to the Company, whichever occurs first. At the time of grant, the exercise price equals the market price. For the year ended December 31, 2010, 2,895,553 common shares were issued upon the exercise of 2,895,553 stock options (year ended December 31, 2009—1,391,028; year ended December 31, 2008—209,164). The following options are outstanding as of December 31, 2010:

	Number of Outstanding Options		Weighted Average Exercise Price $/Option	Number of Nonvested Options		Weighted Average Grant-Date Fair Value $/Option
Balance, December 31, 2009	11,088,616	$	2.43	5,959,212	$	1.74
Granted in 2010	3,045,000		5.97	3,045,000		3.36
Exercised in 2010	(2,895,553)		(1.95)	–		–
Vested in 2010	–		–	(3,192,516)		1.61
Forfeited in 2010	(295,005)		(4.09)	(295,005)		1.69
Balance, December 31, 2010	10,943,058	$	3.49	5,516,691	$	2.68

The weighted average grant date fair value for options granted in 2010 was $3.36 (2009—$2.43; 2008—$1.55). The intrinsic value of options exercised in 2010 was $12.8 million (2009—$2.9 million; 2008—$0.8 million). The total fair value of shares vested during 2010 was $5.1 million (2009—$4.7 million; 2008—$2.0 million).

The table below summarizes stock options outstanding at December 31, 2010:

Range of Exercise Prices ($/option)	Number of Outstanding Options		Weighted Average Exercise Price $/Option	Weighted Average Expiry Years
0.50 to 1.30	1,280,836	$	1.10	5.5
1.31 to 2.00	88,334		1.72	6.9
2.01 to 3.50	5,675,555		2.45	7.8
3.51 to 5.50	478,333		4.45	8.8
5.51 to 7.75	3,420,000		6.02	9.1
Total	10,943,058	$	3.49	8.0

The aggregate intrinsic value of options outstanding at December 31, 2010 is $49.9 million (2009—$39.0 million) based on the Company's closing stock price of $8.05 (2009—$5.73) for that date. At December 31, 2010, there was $6.1 million (2009—$5.4 million) of unrecognized compensation cost related to unvested stock options which is expected to be recognized over the next three years.

The table below summarizes exercisable stock options at December 31, 2010:

Range of Exercise Prices ($/option)	Number of Exercisable Options		Weighted Average Exercise Price $/Option	Weighted Average Expiry Years
0.50 to 1.30	1,280,836	$	1.1	5.5
1.31 to 2.00	88,334	$	1.72	6.9
2.01 to 3.50	3,747,200	$	2.42	7.7
3.51 to 5.50	111,665	$	4.77	8.8
5.51 to 7.75	198,332	$	6.54	8.4
Total	5,426,367	$	2.30	7.2

The weighted average grant date fair value for options vested in 2010 was $1.61 (2009—$1.38). The aggregate intrinsic value of options exercisable at December 31, 2010 is $49.9 million (2009—$19.8 million) based on the Company's closing stock price of $8.05 for that date.

In 2010, the stock based compensation expense was $8.5 million (2009—$5.6 million; 2008—$3.1 million) of which $7.2 million (2009—$4.5 million; 2008—$2.3 million) was recorded in general and administrative expense and $0.8 million (2009—$0.8 million; 2008—$0.2 million) was recorded in operating expense in the consolidated statement of operations. In 2010, $0.5 million (2009—$0.3 million; 2008—$0.6 million) of stock based compensation was capitalized as part of exploration and development costs.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model based on assumptions noted in the following table. The Company uses historical data to estimate option exercises, expected term and employee departure behavior used in the Black-Scholes option pricing model. Expected volatilities used in the fair value estimate are based on historical volatility of the Company's stock. The risk-free rate for periods within the contractual term of the stock options is based on the U.S. Treasury yield curve in effect at the time of grant.

	Year Ended December 31,		
	2010	2009	2008
Dividend yield (per share)	[illegible]	$ nil	$ nil
Volatility	[illegible]	94% to 98%	75% to 103%
Risk-free interest rate	[illegible]	0.4% to 0.6%	1.1% to 2.1%
Expected term	[illegible]	3 years	3 years
Estimated forfeiture percentage (per year)	[illegible]	10%	10%

Weighted average shares outstanding

	Year Ended December 31,		
	2010	2009	2008
Weighted average number of common and exchangeable shares outstanding	[illegible]	241,258,568	123,421,898
Shares issuable pursuant to warrants	[illegible]	9,503,818	14,663,885
Shares issuable pursuant to stock options	[illegible]	5,797,322	6,020,738
Shares to be purchased from proceeds of stock options	[illegible]	(2,969,605)	(911,931)
Weighted average number of diluted common and exchangeable shares outstanding	[illegible]	253,590,103	143,194,590

Income (loss) per share

At December 31, 2010, 2009 and 2008, 290,000, 1,080,000 and 100,000 options to purchase common shares were excluded from the diluted income per share calculation as the instruments were anti-dilutive.

7. Asset Retirement Obligation

As at December 31, 2010 the Company's asset retirement obligation was comprised of a Colombian obligation in the amount of $3.7 million (December 31, 2009—$3.5 million) and an Argentine obligation in the amount of $1.1 million (December 31, 2009—$1.2 million). The undiscounted asset retirement obligation is $8.7 million. Changes in the carrying amounts of the asset retirement obligations associated with the Company's oil and natural gas properties were as follows:

	As at December 31,	
(Thousands of U.S. Dollars)	2010	2009
Balance, beginning of year	[illegible]	$ 4,251
Settlements	[illegible]	(52)
Disposal	[illegible]	(734)
Liability incurred	[illegible]	921
Foreign exchange	[illegible]	24
Accretion	[illegible]	298
Balance, end of year	[illegible]	$ 4,708
Asset retirement obligation—current	[illegible]	$ 450
Asset retirement obligation—long term	[illegible]	4,258
Balance, end of year	[illegible]	$ 4,708

8. Income Taxes

The income tax expense reported differs from the amount computed by applying the US statutory rate to income before income taxes for the following reasons:

	Year Ended December 31,	
(Thousands of U.S. Dollars)	2009	2008
Income before income taxes	$ 38,295	44,439
	35%	35%
Income tax expense (benefit) expected	13,403	15,554
Foreign currency translation adjustments	1,099	4,636
Impact of foreign taxes	(1,565)	(1,337)
Enhanced tax depreciation incentive	(3,380)	(4,560)
Stock based compensation	1,814	707
Non-deductible royalty	3,532	3,129
Increase in valuation allowance	16,199	8,537
Partnership and branch (loss) income pick-up in the United States and Canada	(5,931)	21,673
Utilization of foreign tax credits	71	(26,989)
Other permanent differences	(888)	(406)
Total income tax expense	$ 24,354	$ 20,944
Current income tax	38,795	25,256
Deferred tax recovery	(14,441)	(4,312)
Total income tax expense	$ 24,354	$ 20,944

	As at December 31,
(Thousands of U.S. Dollars)	2009
Deferred Tax Assets	
Tax benefit of loss carryforwards	$ 22,318
Tax basis in excess of book basis	1,691
Foreign tax credits and other accruals	15,508
Capital losses	1,481
Deferred tax assets before valuation allowance	40.998
Valuation allowance	(29,528)
	$ 11,470
Deferred tax assets — current	$ 4,252
Deferred tax assets — long-term	7,218
	11,470
Deferred Tax Liabilities	
Long-term — book value in excess of tax basis	(216,625)
	(216,625)
Net Deferred Tax Liabilities	$ (205,155)

The Company was required to calculate a deferred remittance tax in Colombia based on 7% of profits which are not reinvested in the business on the presumption that such profits would be transferred to the foreign owners up to December 31, 2006. As of January 1, 2007, the Colombian government rescinded this law; therefore, no further remittance tax liabilities will be accrued. The historical balance which was included in the Company's financial statements as of December 31, 2010 was $0.5 million (December 31, 2008 — $0.9 million).

The Company and its subsidiaries file income tax returns in the U.S. federal and state jurisdictions and certain other foreign jurisdictions. The Company is subject to income tax examinations for the calendar tax years ended 2004 through 2010 in most jurisdictions.

As at December 31, 2010, the Company has deferred tax assets relating to net operating loss carryforwards of $27.5 million (December 31, 2009 — $22.3 million) and capital losses of $1.4 million (December 31, 2009 — $1.5 million) before valuation allowances. Of these losses, $20.5 million (December 31, 2009 — $18.2 million) are losses generated by the foreign subsidiaries of the Company. Of the total losses nil (December 31, 2009—$0.1 million) will begin to expire by 2011 and $28.9 million of net operating losses (December 31, 2009—$23.7 million) will begin to expire thereafter.

9. Accounts Payable and Accrued Liabilities

The balances in accounts payable and accrued liabilities are comprised of the following:

As at December 31, 2010

(Thousands of U.S. Dollars)	[illegible]	[illegible]	[illegible]	[illegible]
Property, plant and equipment	[illegible]	[illegible]	[illegible]	[illegible]
Payroll	[illegible]	[illegible]	[illegible]	[illegible]
Audit, legal, consultants	[illegible]	[illegible]	[illegible]	[illegible]
General and administrative	[illegible]	[illegible]	[illegible]	[illegible]
Operating	[illegible]	[illegible]	[illegible]	[illegible]
Total	[illegible]	[illegible]	[illegible]	[illegible]

As at December 31, 2009

(Thousands of U.S. Dollars)	Colombia	Argentina	Corporate	Total
Property, plant and equipment	$ 17,723	$ 844	$ 213	$ 18,780
Payroll	1,792	339	1,052	3,183
Audit, legal, consultants	–	137	1,472	1,609
General and administrative	2,542	284	213	3,039
Operating	48,756	1,648	–	50,404
Total	$ 70,813	$ 3,252	$ 2,950	$ 77,015

10. Commitments and Contingencies

Leases

Gran Tierra holds three categories of operating leases: office, vehicle and housing. The Company pays monthly amounts of $0.2 million for office leases, $11,000 for vehicle leases and $5,000 for certain employee accommodation leases in Colombia, Argentina and Peru. Future lease payments as at December 31, 2010 are as follows:

As at December 31, 2010

		Payments Due in Period			
Contractual Obligations (Thousands of U.S. Dollars)	Total	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 years
Operating leases	$ 5,444	$ 2,476	$ 2,068	$ 900	$ –
Software and telecommunication	1,456	1,137	319	–	–
Drilling, completion, facility Construction and oil transportation services	71,412	62,754	8,658	–	–
Consulting	393	393	–	–	–
Total	$ 78,705	$ 66,760	$ 11,045	$ 900	$ –

Total rent expense for 2010 was $2.3 million (2009—$2.1 million; 2008—$0.9 million).

Guarantees

Corporate indemnities have been provided by the Company to directors and officers for various items including, but not limited to, all costs to settle suits or actions due to their association with the Company and its subsidiaries and/or affiliates, subject to certain restrictions. The Company has purchased directors' and officers' liability insurance to mitigate the cost of any potential future suits or actions. The maximum amount of any potential future payment cannot be reasonably estimated.

The Company may provide indemnifications in the normal course of business that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amounts that may be required to be paid. Management believes the resolution of these matters would not have a material adverse impact on the Company's liquidity, consolidated financial position or results of operations.

Contingencies

Ecopetrol and Gran Tierra Energy Colombia Ltd. "Gran Tierra Colombia", the contracting parties of the Guayuyaco Association Contract, are engaged in a dispute regarding the interpretation of the procedure for allocation of oil produced and sold during the long term test of the Guayuyaco-1 and Guayuyaco-2 wells. There is a material difference in the interpretation of the procedure established in Clause 3.5 of Attachment-B of the Guayuyaco Association Contract. Ecopetrol interprets the contract to provide that the extended test production up to a value equal to 30% of the direct exploration costs of the wells is for Ecopetrol's account only and serves as reimbursement of its 30% back-in to the Guayuyaco discovery. Gran Tierra Colombia's contention is that this amount is merely the recovery of 30% of the direct exploration costs of the wells and not exclusively for benefit of Ecopetrol. There has been no agreement between the parties, and Ecopetrol has filed a lawsuit in the Contravention Administrative Court in the District of Cauca regarding this matter. Gran Tierra Colombia filed a response on April 29, 2008 in which it refuted all of Ecopetrol's claims and requested a change of venue to the courts in Bogotá. At this time no amount has been accrued in the financial statements as the Company does not consider it probable that a loss will be incurred. Ecopetrol is claiming damages of approximately $5.5 million.

Gran Tierra has several lawsuits and claims pending for which the Company currently cannot determine the ultimate result. Gran Tierra records costs as they are incurred or become determinable. Gran Tierra believes the resolution of these matters would not have a material adverse effect on the Company's consolidated financial position or results of operations.

11. Financial Instruments, Fair Value Measurements and Credit Risk

The Company's financial instruments recognized in the balance sheet consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, and derivative financial instruments. The estimated fair values of the financial instruments have been determined based on the Company's assessment of available market information and appropriate valuation methodologies; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. As at December 31, 2010, the fair values of financial instruments approximate their book amounts due to the short term maturity of these instruments. Most of the Company's accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks. The Company manages this credit risk by entering into sales contracts with only credit worthy entities and reviewing its exposure to individual entities on a regular basis. The book value of the accounts receivable reflects management's assessment of the associated credit risks. The Company holds no derivative instruments at December 31, 2010.

Additionally, foreign exchange gains/losses result from the fluctuation of the U.S. dollar to the Colombian peso due to Gran Tierra's deferred tax liability, a monetary liability, which is mainly denominated in the local currency of the Colombian foreign operations. As a result, a foreign exchange gain/loss must be calculated on conversion to the US dollar functional currency. A strengthening in the Colombian peso against the U.S. dollar results in foreign exchange losses, estimated at $104,000) for each one peso decrease in the exchange rate of the Colombian peso to one U.S. dollar.

The Company's revenues are derived principally from uncollateralized sales to customers in the oil and natural gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. In 2010, the Company had one significant customer for its Colombian crude oil, Ecopetrol. In Argentina, the Company had one significant customer, Refinor.

The Company recognizes the fair value of its derivative instruments as assets or liabilities on the balance sheet. None of the Company's derivative instruments, which expired in February 2010, qualified as fair value hedges or cash flow hedges, and accordingly, changes in fair value of the derivative instruments were recognized as income or expense in the consolidated statement of operations and retained earnings (accumulated deficit) with a corresponding adjustment to the fair value of derivative instruments recorded on the balance sheet. Under the terms of the Credit Facility with Standard Bank (Note 12), the Company was required to enter into a derivative instrument for the purpose of obtaining protection against fluctuations in the price of oil in respect of at least 50% of the June 30, 2006 Independent Reserve Evaluation Report projected aggregate net share of Colombian production after royalties for the three year term of the Facility. In accordance with the terms of the Facility, the Company entered into a costless collar derivative instrument for crude oil based on West Texas Intermediate ("WTI") price, with a floor of $48.00 and a ceiling of $80.00, for a three year period ending February 2010, for 400 barrels per day from March 2007 to December 2007, 300 barrels per day from January 2008 to December 2008, and 200 barrels per day from January 2009 to February 2010. The company had no derivative contracts outstanding at December 31, 2010.

		Year Ended December 31,	
(Thousands of U.S. Dollars)	2010	2009	2008
Realized financial derivative (gain) loss	$ [illegible]	$ (87)	$ 2,689
Unrealized financial derivative (gain) loss	(44)	277	(2,882)
Derivative financial instruments (gain) loss	$ [illegible]	$ 190	$ (193)

	As at December 31,	
Assets (Liabilities)	2010	2009
Derivative financial instruments	$ –	$ (44)

Certain of Gran Tierra's assets and liabilities are reported at fair value in the accompanying consolidated balance sheets. The following tables provide fair value measurement information for such assets and liabilities as at December 31, 2010 and December 31, 2009.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable (including accrued liabilities) included in the accompanying consolidated balance sheets approximated fair value at December 31, 2010 and December 31, 2009. These assets and liabilities are not presented in the following tables.

As at December 31, 2010

			Fair Value Measurements Using:		
	Carrying Amount	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets (Liabilities) (Thousands of U.S. Dollars)					
Crude oil collar	$ –	$ –	$ –	$ –	$ –

As at December 31, 2009

			Fair Value Measurements Using:		
	Carrying Amount	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets (Liabilities) (Thousands of U.S. Dollars)					
Crude oil collar	$ (44)	$ (44)	$ –	$ (44)	$ –

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As presented in the table above, this hierarchy consists of three broad levels. Level 1 inputs on the hierarchy consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. Level 2 and 3 inputs have lower priorities. The Company uses appropriate valuation techniques based on the available inputs to measure the fair values of assets and liabilities. When available, Gran Tierra measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The Company uses a Level 2 method to measure the fair value of its crude oil collars. The fair values of the crude oil are estimated using internal discounted cash flow calculations based upon forward commodity price curves, non-binding quotes obtained from brokers for contracts with similar terms which can be substantially observed or corroborated in the marketplace, or quotes obtained from counterparties to the agreements. The Company does not have any other assets or liabilities whose fair value is measured using Level 1 or 3 methods.

The following methods and assumptions were used to estimate the fair values of the assets and liabilities in the table above.

Level 1 Fair Value Measurements

The Company does not have any assets or liabilities whose fair value is measured using this method.

Level 2 Fair Value Measurements

Crude oil collars—The fair values of the crude collars were estimated using internal discounted cash flow calculations based upon forward commodity price curves, non-binding quotes obtained from brokers for contracts with similar terms which could be substantially observed or corroborate in the marketplace, or quotes obtained from counterparties to the agreements.

Level 3 Fair Value Measurements

The Company does not have any financial assets or financial liabilities whose fair value is measured using this method.

12. Credit Facilities

Effective February 28, 2007, the Company entered into a credit facility with Standard Bank Plc. As a result of re-negotiations concluded in August 2009, the maximum amount of the credit facility was $200 million with a $7 million borrowing base that could be re-determined semi-annually based on reserve evaluation reports. Amounts drawn down under the facility bore interest at the Eurodollar rate plus 4%. A stand-by fee of 1% per annum was charged on the un-drawn amount of the borrowing base. The facility was secured primarily by the assets of Gran Tierra Colombia and Solana Petroleum Exploration (Colombia) Ltd. As at December 31, 2009, no amount was drawn-down under this facility. This facility expired February 22, 2010.

Effective July 30, 2010, a subsidiary of Gran Tierra, Solana, established a credit facility with BNP Paribas for a three-year term which may be extended or amended by agreement between the parties. This reserve based facility has a maximum borrowing base up to $100 million and is supported by the present value of the petroleum reserves of the Company's two subsidiaries with operating branches in Colombia—Gran Tierra Energy Colombia Ltd. and Solana Petroleum Exploration (Colombia) Ltd. The initial committed borrowing base is $20 million. Amounts drawn down under the facility bear interest at the USD LIBOR rate plus 3.5%. In addition, a stand-by fee of 1.50% per annum is charged on the unutilized balance of the committed borrowing base and is included in general and administrative expense. Under the terms of the facility, the Company is required to maintain and was in compliance with certain financial and operating covenants. As at December 31, 2010, the Company had not drawn down any amounts under this facility.

13. Related Party Transactions

On February 1, 2009, the Company entered into a sublease for office space with a company, of which one of Gran Tierra's directors is a shareholder and director. The term of the sublease runs from February 1, 2009 to August 31, 2011 and the sublease payment is $7,800 per month plus approximately $4,000 for operating and other expenses. The terms of the sublease were consistent with market conditions in the Calgary, Alberta, Canada real estate market.

On August 3, 2010, Gran Tierra entered into a contract related to the Peru drilling program with a company for which one of Gran Tierra's directors is a shareholder and director. At December 31, 2010, $0.8 million was capitalized and included in accounts payable related to this contract, the terms of which are consistent with market conditions.

14. Subsequent Events

On January 12, 2011, the Company entered into an agreement to sublease office space to a company for which Gran Tierra's President and Chief Executive Officer serves as an independent Director. The term of the sublease runs from February 1, 2011 to January 30, 2013 and, at $4,444 per month, the terms are consistent with market conditions in the Calgary, Alberta, Canada real estate market.

On January 17, 2011, the Company entered into an Arrangement Agreement (the "Agreement") to acquire all the issued and outstanding shares and warrants of Petrolifera Petroleum Limited ("Petrolifera"). Petrolifera is a Canadian based international oil and gas company that trades on the Toronto Stock Exchange and has oil and gas assets in Argentina, Colombia, and Peru. Under the terms of the Agreement, Petrolifera shareholders will receive 0.1241 of a share of Gran Tierra Energy, for every Petrolifera share held. In addition, we will issue replacement warrants for the outstanding warrants to purchase Petrolifera common shares, in the amount of 0.1241 of a Gran Tierra warrant for each Petrolifera warrant. A total of approximately 19 million of Gran Tierra's shares are expected to be issued, which represents approximately an 8% increase in shares outstanding. Total consideration for the transaction will be approximately $195 million, including the assumption of Petrolifera's debt, working capital and investments as of September 30, 2010. The Agreement is subject to regulatory, court, stock exchange, and Petrolifera securityholder approvals and is scheduled to close in March 2011.

Supplementary Data (Unaudited)

1) Oil and Gas Producing Activities

A. Reserve Quantity Information

Gran Tierra's net proved reserves and changes in those reserves for operations are disclosed below. The net proved reserves represent management's best estimate of proved oil and natural gas reserves after royalties. Reserve estimates for each property are prepared internally each year and 100% of the reserves have been assessed by independent qualified reserves consultants, GLJ Petroleum Consultants.

Estimates of crude oil and natural gas proved reserves are determined through analysis of geological and engineering data, and demonstrate reasonable certainty that they are recoverable from known reservoirs under economic and operating conditions that existed at year end. See Critical Accounting Estimates in Item 7 for a description of Gran Tierra's reserves estimation process.

PROVED RESERVES NET OF ROYALTIES (1)

	Colombia		Argentina		Total	
Crude oil is in barrels and natural gas is in million cubic feet	Oil	Gas	Oil	Gas	Oil	Gas
Proved Developed and Undeveloped Reserves, December 31, 2007	4,383,000	–	2,035,000	–	6,418,000	–
Extensions and Discoveries	5,344,202	–	377,300	–	5,721,502	–
Purchases of Reserves in Place	9,016,148	1,179	–	–	9,016,148	1,179
Production	(1,085,198)	(15)	(242,947)	–	(1,328,145)	(15)
Revisions of Previous Estimates	22,848	(2)	(612,353)	–	(589,505)	(2)
Proved Developed and Undeveloped reserves, December 31, 2008	17,681,000	1,162	1,557,000	–	19,238,000	1,162
Extensions and Discoveries	2,025,000	–	–	–	2,025,000	–
Purchases of Reserves in Place	(113,000)	–	–	–	(113,000)	–
Production	(4,284,230)	(49)	(337,316)	–	(4,621,546)	(49)
Revisions of Previous Estimates	5,482,230	–	71,316	756	5,553,546	756
Proved Developed and Undeveloped Reserves, December 31, 2009	20,791,000	1,113	1,291,000	756	22,082,000	1,869
Extensions and Discoveries						
Purchases of Reserves in Place						
Production						
Revisions of Previous Estimates						
Proved Developed and Undeveloped Reserves, December 31, 2010						
Proved Developed Reserves, December 31, 2008 (2)	7,832,000	–	1,134,000	–	8,966,000	–
Proved Developed Reserves, December 31, 2009 (2)	20,194,000	1,113	1,080,000	756	21,274,000	1,869
Proved Developed Reserves, December 31, 2010 (2)						

(1) Proved oil and gas reserves are the estimated quantities of natural gas, crude oil, condensate and natural gas liquids that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions. Reserves are considered "proved" if they can be produced economically, as demonstrated by either actual production or conclusive formation testing.

(2) Proved developed oil and gas reserves are expected to be recovered through existing wells with existing equipment and operating methods.

B. Capitalized Costs

	Proved Properties	Unproved Properties	Accumulated DD&A	Capitalized Costs
Capitalized Costs, December 31, 2009	$ 648,061	$ 229,497	$ (173,382)	$ 704,176
Colombia	[illegible]	[illegible]	[illegible]	[illegible]
Argentina	[illegible]	[illegible]	[illegible]	[illegible]
Capitalized Costs, December 31, 2010	[illegible]	[illegible]	[illegible]	[illegible]

C. Costs Incurred

	Colombia	Argentina	Oil and Gas Total
Total Costs Incurred before DD&A			
As at December 31, 2007	$ 52,726	$ 23,360	$ 76,086
Property Acquisition Costs			
Proved	$ 320,773	$ –	$ 320,773
Unproved	360,493	–	360,493
Exploration Costs	3,443	7,990	11,433
Development Costs	27,597	3,874	31,471
As at December 31, 2008	$ 765,032	$ 35,224	$ 800,256
Property Acquisition Costs			
Proved	$ –	$ –	$ –
Unproved	–	–	–
Exploration Costs	24,103	246	24,349
Development Costs	48,232	4,721	52,953
As at December 31, 2009	$ 837,367	$ 40,191	$ 877,558
Property Acquisition Costs			
Proved	[illegible]	[illegible]	[illegible]
Unproved	[illegible]	[illegible]	[illegible]
Exploration Costs	[illegible]	[illegible]	[illegible]
Development Costs	[illegible]	[illegible]	[illegible]
As at December 31, 2010	[illegible]	[illegible]	[illegible]

D. Results of Operations for Producing Activities

		Colombia		Argentina		Total
Year ended December 31, 2008						
Net Sales	$	103,202	$	9,603	$	112,805
Production Costs		(12,117)		(7,027)		(19,144)
Exploration Expense		–		–		–
DD&A		(22,183)		(3,355)		(25,538)
Income Tax (Expense) Recovery		(22,063)		1,122		(20,941)
Results of Operations	$	46,839	$	343	$	47,182
Year ended December 31, 2009						
Net Sales	$	248,834	$	13,795	$	262,629
Production Costs		(33,091)		(7,537)		(40,628)
Exploration Expense		–		–		–
DD&A		(126,261)		(8,312)		(134,573)
Income Tax (Expense) Recovery		(25,824)		1,470		(24,354)
Results of Operations	$	63,658	$	(585)	$	63,073
Year ended December 31, 2010						
Net Sales		[illegible]	$	[illegible]	$	[illegible]
Production Costs		[illegible]		[illegible]		[illegible]
Exploration Expense		[illegible]		[illegible]		[illegible]
DD&A		[illegible]		[illegible]		[illegible]
Income Tax (Expense) Recovery		[illegible]		[illegible]		[illegible]
Results of Operations	$	[illegible]	$	[illegible]	$	[illegible]

E. Standardized Measure of Discounted Future Net Cash Flows and Changes

The following disclosure is based on estimates of net proved reserves and the period during which they are expected to be produced. Future cash inflows for 2010 and 2009 are computed by applying the twelve month period unweighted arithmetic average of the price as of the first day of each month within that twelve month period, unless prices are defined by contractual arrangements, excluding escalations based on future conditions to Gran Tierra's after royalty share of estimated annual future production from proved oil and gas reserves. Future cash inflows for 2008 are computed by applying year end prices to Gran Tierra's after royalty share of estimated annual future production from proved oil and gas reserves. The 2010 twelve month period unweighted arithmetic average of the price as of the first day of each month within that twelve month period was $78.23 (2009—$61.04) for Colombia and $50.18 (2009—$40.98) for Argentina. The period end oil prices at December 31, 2008 were $44.60 for Colombia and $33.94 for Argentina. The calculated weighted average production costs at December 31, 2010 were $10.48 (2009—$14.92; 2008—$12.21) for Colombia and $18.87 (2009—$20.73; 2008—$13.05) for Argentina. Future development and production costs to be incurred in producing and further developing the proved reserves are based on year end cost indicators. Future income taxes are computed by applying year end statutory tax rates. These rates reflect allowable deductions and tax credits, and are applied to the estimated pre-tax future net cash flows.

Discounted future net cash flows are calculated using 10% mid-year discount factors. The calculations assume the continuation of existing economic, operating and contractual conditions. However, such arbitrary assumptions have not proved to be the case in the past. Other assumptions could give rise to substantially different results.

The Company believes this information does not in any way reflect the current economic value of its oil and gas producing properties or the present value of their estimated future cash flows as:

- no economic value is attributed to probable and possible reserves;
- use of a 10% discount rate is arbitrary; and
- prices change constantly from the twelve month period unweighted arithmetic average of the price as of the first day of each month within that twelve month period.

	Colombia	Argentina	Total
December 31, 2008			
Future Cash Inflows	$ 734,727	$ 52,856	$ 787,583
Future Production Costs	(131,317)	(19,154)	(150,471)
Future Development Costs	(159,219)	(4,279)	(163,498)
Future Site Restoration Costs	(1,738)	(226)	(1,964)
Future Income Tax	(123,634)	(8,588)	(132,222)
Future Net Cash Flows	318,819	20,609	339,428
10% Discount Factor	(60,180)	(4,126)	(64,306)
Standardized Measure	$ 258,639	$ 16,483	$ 275,122
December 31, 2009			
Future Cash Inflows	$ 1,117,879	$ 55,076	$ 1,172,955
Future Production Costs	(312,950)	(29,140)	(342,090)
Future Development Costs	(91,867)	(4,923)	(96,790)
Future Site Restoration Costs	(1,415)	(566)	(1,981)
Future Income Tax	(208,237)	(5,771)	(214,008)
Future Net Cash Flows	503,410	14,676	518,086
10% Discount Factor	(109,043)	(2,659)	(111,702)
Standardized Measure	$ 394,367	$ 12,017	$ 406,384
December 31, 2010			
Future Cash Inflows	[illegible]	[illegible]	[illegible]
Future Production Costs	[illegible]	[illegible]	[illegible]
Future Development Costs	[illegible]	[illegible]	[illegible]
Future Site Restoration Costs	[illegible]	[illegible]	[illegible]
Future Income Tax	[illegible]	[illegible]	[illegible]
Future Net Cash Flows	[illegible]	[illegible]	[illegible]
10% Discount Factor	[illegible]	[illegible]	[illegible]
Standardized Measure	[illegible]	[illegible]	[illegible]

Changes in the Standardized Measure of Discounted Future Net Cash Flows

The following are the principal sources of change in the standardized measure of discounted future net cash flows:

	[illegible]	2009	2008
Beginning of Year	[illegible]	$ 275,122	$ 196,284
Sales and Transfers of Oil and Gas Produced, Net of Production Costs	[illegible]	(222,479)	(94,598)
Net Changes in Prices and Production Costs Related to Future Production	[illegible]	147,810	(109,116)
Extensions, Discoveries and Improved Recovery, Less Related Costs	[illegible]	54,388	115,089
Development Costs Incurred during the Period	[illegible]	59,024	28,084
Revisions of Previous Quantity Estimates	[illegible]	149,597	(28,716)
Accretion of Discount	[illegible]	38,934	28,970
Purchases of Reserves in Place	[illegible]	–	184,470
Sales of Reserves in Place	[illegible]	3,035	–
Net change in Income Taxes	[illegible]	(99,047)	(45,345)
End of Year	[illegible]	$ 406,384	$ 275,122

2) Summarized Quarterly Financial Information

	Revenue and other Income	Expenses	Income (Loss) Before Income Taxes	Income Taxes	Net Income (Loss)	Basic Earnings Net Income (Loss) Per Share— Basic	Diluted Net Income (Loss) Per Share— Diluted
2010							
First Quarter							
Second Quarter							
Third Quarter							
Fourth Quarter							
2009							
First Quarter	$ 33,565	$ 19,518	$ 14,047	$ (85)	$ 14,132	$ 0.06	$ 0.06
Second Quarter	58,511	82,586	(24,075)	4,125	(28,200)	(0.12)	(0.12)
Third Quarter	75,354	70,211	5,143	7,959	(2,816)	(0.01)	(0.01)
Fourth Quarter	96,286	53,106	43,180	12,355	30,825	0.13	0.12
	$ 263,716	$ 225,421	$ 38,295	$ 24,354	$ 13,941	$ 0.06	$ 0.05

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the NYSE,Amex, and on the TSX under the symbol "GTE". In addition, the exchangeable shares in one of our subsidiaries, Gran Tierra Exchangeco, are listed on the TSX and are trading under the symbol "GTX".

As of February 18, 2011 there were approximately: 51 holders of record of shares of our common stock and 240,857,632 shares outstanding with $0.001 par value; and one share of Special A Voting Stock, $0.001 par value representing approximately 9 holders of record of 7,811,112 exchangeable shares which may be exchanged on a 1-for-1 basis into shares of our Common Stock; and one share of Special B Voting Stock, $0.001 par value, representing 10 holders of record of 9,539,042 shares of Gran Tierra Exchangeco Inc., which are exchangeable on a 1-for-1 basis into shares of our common stock.

For the quarters indicated from January 1, 2009 through the end of the fourth quarter of 2010, the following table shows the high and low closing sale prices per share of our common stock as reported on the NYSE Amex.

	High	Low
Fourth Quarter 2010		
Third Quarter 2010		
Second Quarter 2010		
First Quarter 2010		
Fourth Quarter 2009	$ 6.00	$ 3.99
Third Quarter 2009	$ 4.26	$ 2.92
Second Quarter 2009	$ 3.51	$ 2.31
First Quarter 2009	$ 3.50	$ 2.06

Dividend Policy

We have never declared or paid dividends on the shares of common stock and we intend to retain future earnings, if any, to support the development of the business and therefore do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs. Under the terms of our credit facility we cannot pay any dividends if we are in default under the facility, and if we are not in default then are required to obtain bank approval for any dividend payments made by us exceeding $2 million in any fiscal year.

Performance Graph



Gran Tierra Energy Inc
Russell Small Cap Completeness
Dow Jones US Exploration & Production TSM
$300
$250
$200
$150
$100
$50
$0

	12/05	12/06	12/07	12/08	12/09
Gran Tierra Energy Inc	100	43.12	94.93	101.45	207.61
Russell Small Cap Completeness	100	114.89	120.46	73.51	101.22
Dow Jones US Exploration & Production TSM	100	105.08	147.43	86.94	123.04

The Dow Jones US Exploration and Production TSM was previously named the DJ Wilshire Exploration and Production.

Glossary of Commonly Used Terms

3D Seismic—Three dimensional seismic
2D Seismic—Two dimensional seismic
2P—Proved and probable reserves
BBO—Billion barrels of oil
BCF—Billion cubic feet (gas)
BO—Barrels of oil
BOPD—Barrels of oil per day
BOE—Barrels of oil equivalent*
EUR—Estimated ultimate recovery
km^2—Square kilometers
km—Kilometers
MCF—Thousand cubic feet (gas)
MM—Million
MMBO—Million barrels of oil
MMSCF—Million standard cubic feet (gas)
NAR—Net after royalty

*A BOE conversion ratio of six thousand cubic feet of gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Directors
Jeffrey Scott
Chairman of the Board
President, Postell Energy Co. Ltd.

Ray Antony, CA
Corporate Director

Dana Coffield
President, Chief Executive Officer, Director

Gerry Macey
Corporate Director

Verne Johnson
President, KristErin Resources Inc.

Nicholas G. Kirton, FCA, ICD.D
Corporate Director

J. Scott Price
President, Prospect International Inc.

Executive Officers
Dana Coffield
President, Chief Executive Officer, Director

Martin Eden
Chief Financial Officer

Shane O'Leary
Chief Operating Officer

David Hardy
General Counsel and Corporate Secretary

Foreign Subsidiary Managers
Rafael Orunesu
President, Gran Tierra Energy Argentina

Julian Garcia
President, Gran Tierra Energy Colombia

Júlio César Moreira
President, Gran Tierra Energy Brazil

Carlos Monges
President, Gran Tierra Energy Peru

Legal Counsel
For United States matters
Cooley LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306–2155, U.S.A.

For Canadian matters
Blake, Cassels & Graydon LLP
855–2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary, Alberta T2P 4J8, Canada

Transfer Agents
For Gran Tierra Energy Inc.
Computershare—USA
350 Indiana Street, Suite 800, Golden, Colorado 80401, USA
800·962·4284
For Gran Tierra Exchangeco Inc.
Computershare—Canada
600, 530–8th Avenue SW, Calgary, Alberta T2P 3S8, Canada
800·736·1755

Exchangeable Shares
Olympia Trust Company
2300, 125–9 Avenue SE, Calgary, Alberta T2G 0P6
phone: 403·261·0900 fax: 403·265·1455
toll free: 1·800·727·4493
Stock Exchange Listing
TSX: GTE & NYSE AMEX:GTE

Investor Relations
Jason Crumley
Director, Investor Relations
300, 625 11 Avenue S.W. Calgary, Alberta, Canada, T2R 0E1
403·265·3221 info@grantierra.com

Independent Accountants
Deloitte and Touche LLP
3000, 700 Second Street SW
Calgary, Alberta T2P 0S7, Canada

Annual General Meeting
The 2010 annual meeting of Shareholders
will be held on June 28, 2011 at 3:00 pm MDT at:
Calgary Petroleum Club, Devonian Room
319 Fifth Avenue SW, Calgary, Alberta T2P 0L5, Canada

Material Requests
Gran Tierra Energy will supply a copy of the Form 10-K, including financial statements and schedules, without charge, upon receiving a written request for these materials. Please submit your requests to Jason Crumley by email at info@grantierra.com or by mail to: 300, 625 11 Avenue S.W, Calgary, Alberta, Canada, T2R 0E1. Gran Tierra Energy's filings are also available on a Website maintained by the Securities and Exchange Commission at www.sec.gov and on SEDAR at www.sedar.com.


Safe Haven FOUNDATION   Glenbow Museum
Youth Singers of Calgary

Gran Tierra Energy is a proud supporter of the Safe Haven Foundation in Calgary, the Youth Singers of Calgary and the Glenbow Museum. Visit www.safehavenfoundation.ca, www.youthsingers.org and www.glenbow.org.

Design and production by TMX Equicom


GREEN SEAL
CERTIFIED


GranTierra
energy inc.

300, 625 11 Avenue S.W.
Calgary, Alberta, Canada, T2R 0E1
Phone: 403-265-3221
Fax 403-265-3242

www.grantierra.com